

growth




Spartan
taste the difference


Spartan
Stores

Spartan Stores, Annual Report 2007

financial

highlights

The past four years have been years of sustainable progress for Spartan Stores, as we have strengthened our position as a leading grocery distributor and retailer serving Michigan, Indiana and Ohio. Spartan Stores has reported nine of eleven quarters of double and triple digit operating earnings growth and sales have increased by at least twelve percent for the past four quarters. As we continue to implement our business plan, we see additional growth opportunities to extend our long-term profitable growth momentum.

contents


Net Sales
(in billions)
$2.0
$2.0
$2.4
2005
2006
2007


Operating Earnings
(in millions)
$37.5
$37.0
$51.4
2005
2006
2007


Diluted Earnings
Per Share
$0.91
$0.86
$1.18
2005
2006
2007


Return on
Invested
Capital
8.6%
9.0%
10.3%
2005
2006
2007

Spartan Stores, Inc. & Subsidiaries

The results of our discontinued operations are reflected separately in the consolidated financial statements and in the table below. Fiscal 2007 consisted of fifty-three weeks. Fiscal 2006 and 2005 consisted of fifty-two weeks.
(In thousands, except per share data and ratios)

	2005	2006	**2007**
Net sales	$ 2,043,187	$ 2,039,926	**$ 2,370,428**
Gross margin	386,671	382,184	**467,170**
Gross margin percentage	18.9%	18.7%	**19.7%**
Operating earnings	37,497	37,032	**51,427**
Operating earnings percent of net sales	1.8%	1.8%	**2.2%**
Net earnings from continuing operations	19,863	20,362	**25,575**
Net earnings from continuing operations percent of net sales	1.0%	1.0%	**1.1%**
Cash from operating activities	60,630	54,746	**64,182**
Working capital	30,258	20,736	**27,213**
Long-term debt to equity	0.73	0.44	**0.62**
Shareholders' equity	125,410	145,417	**172,741**
Total assets	384,457	378,597	**487,499**
Return on invested capital	8.6%	9.0%	**10.3%**
Diluted earnings per share from continuing operations	0.96	0.96	**1.20**
Shares outstanding	20,524	21,023	**21,658**



Spartan Stores Stock Price


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March 31, 2007

letter continued

We achieved this successful four-year track record of improving financial and operational results during one of the industry's most competitive environments in combination with continued economic weakness in parts of the geographic region that we serve. Including our fiscal 2007 fourth-quarter financial results, we reported 9 of 11 quarters of double and triple digit operating earnings growth while sales have increased by at least 12 percent for the past four quarters. Moreover, in fiscal 2007 we exceeded the $80 million threshold in Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined in our credit agreement. Our steadily improving cash flow has strengthened our financial position and allows us to allocate additional capital to operational areas that increase long-term investment returns. This financial achievement is the result of consumer-centric strategic business planning and execution and the dedication and talent of our management team and associates.

The foundation of any organization's success is directly related to the talents, skills, and dedication of its leadership, management team, and associates. During the past year, we continued to strengthen an exceptionally talented management team and board of directors, and signed a five year labor agreement with bargaining unit employees at our Grand Rapids distribution center. We appointed Frederick Morganthall, President of Harris Teeter, which operates 145 supermarkets in six southeastern states, to our board, appointed Derek Jones, a veteran distribution industry executive, to lead our supply chain, and appointed Alex DeYonker, an accomplished securities and business attorney, to General Counsel and Secretary. I am proud to state that we have assembled a very effective and skilled executive management team.

"Our steadily improving cash flow has strengthened our financial position and allows us to allocate additional capital to operational areas that increase long-term investment returns."

Our hybrid business model is becoming unique within the grocery industry as companies that were principally distributors aggressively move into retailing. Although retail is becoming an increasing percentage of our business mix, our business model will continue to be one that combines and leverages the benefits of both distribution and retail. There is great retail-level market insight gained by operating stores that can be used to optimize distribution product mix decisions helping to ensure better warehouse through-put and inventory turnover, and improved retail sales for our independent customers. Staying in close touch with the consumer and retail- level trends has and will continue to significantly contribute to our ongoing success.



Looking ahead to the coming year, we continue to see excellent growth opportunities to extend our long-term profitable growth momentum. As we move forward implementing the growth phase of our business plan, we will more fully capitalize on our consumer-centric and customer convenience business strategies by improving our existing retail store base that will include constructing one or two replacement stores and securing sites for additional new or replacement stores, opening new fuel centers, and continuing to expand and refine our pharmacy operations. In addition, we will concentrate efforts on expanding our distribution base to reach new customers in Ohio and Indiana, investing in the processes and technology necessary to maintain operational efficiency, and keeping a keen eye on available, but prudent retail acquisition opportunities.

It has been another successful year for Spartan Stores, yet we believe our strongest growth opportunities remain ahead of us. Our successful track record would not be possible without the hard work, dedication and support of many individuals. I want to personally thank all of our employees, customers, suppliers and you, our shareholders, for your continuing support.

Craig C. Sturken
Chairman, President and Chief Executive Officer

Looking ahead to the coming year, we continue to see excellent growth opportunities to extend our long-term profitable growth momentum.


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3/31/07
Stock Prices

A winning team continued

Each member has played an instrumental role in developing and implementing the Company's consumer-centric business strategy and in its continuing track record of success.



DENNIS [illegible]

Executive Vice President
& Chief Operating Officer

Dennis has spent his entire career working in the grocery industry in the Michigan and Ohio geographic regions. He has been instrumental in developing and leading the Company's critical consumer-centric marketing, merchandising, and category management practices. Dennis was recently appointed to the newly created position of Executive Vice President and Chief Operating Officer with responsibility for marketing, merchandising and retail operations for the Company's entire network of 107 retail stores. He was formerly President and Chief Executive Officer of the Great Atlantic & Pacific Tea Company's Midwest Region and Assistant General Manager for Nash Finch's Michigan operations.



DAVID M. STAPLES

Executive Vice President
& Chief Financial Officer

Dave has more than 22 years of professional experience, with 11 years in the retail industry. He has played a vital role in Spartan's business strategy development, including acquisitions, business divestitures, and financial engineering. In addition, he led development of the Company's financial stabilization plans, secured the financing agreements necessary to fuel its growth strategies, and led the effort to significantly strengthen the Company's financial position. Prior to Spartan Stores, Dave spent 4 years with the Kmart Corporation, and 11 years with Arthur Anderson, LLP.







THEODORE C. ADORNATO
Executive Vice President
Retail Operations

Ted joined Spartan Stores in December 2003 and has more than 33 years of grocery industry experience. Ted has played a key role in helping to develop and implement the Company's retail marketing, merchandising, and operations practices. He also directs the customer relations and support services for Spartan's independent retailers. Prior to Spartan Stores, Ted was regional Vice President of Tops Market's, a division of Royal Ahold, Eastern Region with responsibility for 68 retail stores operating primarily in New York State. Ted held several management positions while at Top's including a special assignment for opening and operating 20 retail stores and supermarkets in Malaysia and Singapore. Ted has also held management positions with Acme Markets, a division of American Stores.

DEREK JONES
Executive Vice President
Supply Chain

Derek was appointed Executive Vice President, Supply Chain in September 2006 and has more than 15 years experience in supply chain management for some of the country's most respected retail businesses. He joined Spartan from Unisource Worldwide, Inc., North America's leading independent marketer and distributor of commercial printing and imaging papers, packaging systems and facilities supplies and equipment. He was Vice President of Distribution for the company's eastern region, covering 35 states, 48 distribution centers, and $3 billion in annual delivery sales. He also held various executive and management positions at Office Depot, Walgreen Company, and Wal-Mart Stores.

ALEX DE YONKER
Executive Vice President
General Counsel & Secretary

Alex was appointed Executive Vice President, General Counsel and Secretary in October 2006. He joined Spartan Stores from Warner, Norcross & Judd LLP, where he was Managing Partner and served as the firm's Business Law Group Chairperson. He served as General Counsel to Spartan Stores since 1995, as Secretary since 2000, and as a board member from 1999 – 2003. His legal experience includes corporate governance, asset and stock transactions, mergers, public and private securities offerings, SEC reporting, proxy contests, tender offers, public-to-private transactions, and general contract projects for publicly-traded and privately held companies.

distribution

profile


Spartan
taste the difference

Spartan Stores' has had great success in its distribution operations for the past several years. As of the fiscal 2007 fourth quarter, the segment reported its seventh consecutive quarter of revenue growth and its sixth consecutive quarter of operating earnings growth. The operating earnings growth has averaged more than 26 percent during the past six quarters.

Spartan's distribution operation has been serving independent grocery operators in Michigan for more than 89 years and is the number one independent grocery distributor in the state of Michigan. The Company enjoys what we believe to be one of the lowest customer attrition rates in the grocery distribution industry and its top 15 customers have been with Spartan an average of 35 years.

The Company attributes its value-added distribution proposition and sought-after, award-winning private label products as keys to its low customer attrition rate. Through its distribution operations, Spartan provides its independent customers with an outstanding on-time delivery record, weekly ad circular development and printing services, unprecedented visibility of product sales in their local retail market, access to successful retail merchandising and marketing programs, an exceptional portfolio of private label brands, and order fulfilling and shipping practices that create efficiencies that drive down the customers' cost of goods.

As competition in the retail supermarket industry continues to intensify, independent retail store operators are increasingly seeking distribution partners that possess strong retail competencies. The successful performance of Spartan's corporate owned retail stores provides the necessary retail credibility that resonates with its independent distribution customers. The Company's "model store" program along with its hands-on retail expertise, access to merchandising and marketing programs, category management practices, back office support, and information technology services are compelling reasons for the Company's long lasting independent customer partnerships.

Since fiscal year 2005, Spartan has doubled its distribution operations annual capital expenditures budget. The capital expenditures were focused on facility upgrades including expansion of its perishable distribution capacity and installing state-of-the-art produce ripening equipment. Dallas Systems warehouse management system, voice-selection technology, on-board computers on its tractor fleet, web-based customer communication systems and implementation of Activity Based Costing (ABC) have also been significant areas of technology capital investments.



★ Distribution Customers
● Corporate Stores
○ Distribution Centers

Note: Felpausch Food Centers acquired in June 2007

retail

profile


FAMILY FARE

During fiscal 2006, Spartan Stores critically evaluated each element of the consumer shopping experience and made fundamental improvements to its retail stores, products and services. This extensive evaluation led to a further imbedding of the Company's successful category management practices, a refined model store program, improved promotional strategies and in-store merchandising, and more uniform retail store operating processes. These fundamental changes led to a consistently better operating performance in fiscal 2007.

The results of this comprehensive effort became visible in the retail segment's financial performance, including significant sales growth during fiscal 2007, which averaged more than 28 percent in each quarter. The retail sales growth was due largely to the Company's acquisition of 16 retail stores from D&W Food Centers, organic same store sales growth, the acquisition of PrairieStone Pharmacies LLC, and increased fuel center sales. In addition, the segment's operating earnings improved dramatically during the last three quarters of fiscal 2007, ending the year with an increase of more than 64 percent above the operating earnings reported in fiscal 2006.

Spartan's most recent acquisition of 20 retail grocery stores, two fuel centers, and three convenience stores from G&R Felpausch brought the total number of retail stores operated by the Company to 107. This represents a 43 percent increase during fiscal 2008 in its retail store base from the 75 stores it operated at the end of fiscal 2004. The Company's retail business holds the number one or two market share position in the Company's core northern and West Michigan retail markets.


D&W Fresh Market

The retail environment in the Company's primary Michigan market area is characterized by intense competition from supercenter operators, limited assortment stores, club stores, chain supermarkets, drug store retailers, and dollar stores. Supercenter market saturation rates in Michigan, however, rank above the U.S. average. Most of Spartan's Michigan retail markets already contain a significant level of supercenter penetration, and it is anticipated that the Michigan markets will continue to experience some supercenter growth.

Spartan Stores has positioned its retail operations for sustained, profitable growth by developing a comprehensive market segmentation and consumer-centric retail strategy that leverages convenience, healthy living, and wellness consumer trends. Each of the Company's retail store formats have been developed with a market differentiation strategy. The Company's Family Fare Supermarkets and Glen's Markets differentiate on convenient access and service, its D&W Fresh Markets differentiate on high-quality products and services, while its Pharm stores differentiate on price, pharmacy products and services and convenient access.

Today's consumers expect convenient services such as fuel centers and in-store pharmacies to be part of their everyday shopping experience. During the past two years, Spartan has opened seven new fuel centers and added two additional fuel centers with its latest purchase of 20 Felpausch grocery stores. All of the fuel centers include Quick Stop convenience centers that offer lottery tickets, beverages, and food items, including deli sandwiches and snacks.

retail profile continued




D&W Fresh Market

FAMILY FARE

Glen's

the PHARM

The Company expects to open an additional 10 to 15 fuel centers during the next three years. Spartan Stores also currently operates 61 in-store pharmacies. Adding these services drives higher supermarket sales by recapturing the convenience business taken by other retail channels. Additionally, D&W Fresh Market stores offer Starbucks coffee cafés, while select Family Fare Supermarkets offer Seattle's Best coffee cafés.

Products and product mix also play a critical role in grocery retailing. During the past several years, Spartan has developed an outstanding and comprehensive portfolio of corporate brands and products, as well as the supporting marketing and merchandising strategies that have driven its consistent retail sales growth.

Acquisitions are playing an increasingly important role in Spartan's retail growth strategy. In fiscal 2007, retail operations constituted approximately 48 percent of consolidated sales compared with 45 percent in 2004. During fiscal 2007, Spartan completed the acquisition of 16 D&W Food Center retail stores, completed the acquisition of 12 in-store pharmacies from PrairieStone Pharmacy LLC, and announced an acquisition agreement with G&R Felpausch for an additional 20 retail supermarkets. As anticipated, the D&W acquisition contributed to the Company's earnings growth during its first full year of operation. However, the Company does not anticipate the Felpausch acquisition to be accretive to earnings until its second year of operation. Spartan Stores maintains a highly disciplined acquisition strategy and believes that it is the exit strategy of choice for its independent retail operators. The Company believes that compelling retail store acquisition opportunities will continue to be present in its Midwest geographic region for the foreseeable future.

Late in fiscal 2007, the Company embarked on its first new store construction project in more than five years. Spartan is currently building a new 48,500 sq. ft. prototype Family Fare Supermarket that will replace an existing store and anticipates beginning construction on an additional replacement store during the second half of fiscal 2008. The new store construction initiative is intended to enhance the existing store base and fill in market gaps in its existing service areas.

Technology plays a vital role in today's retail grocery operations. Spartan Stores has continuously invested in the technology necessary to compile sophisticated sales data, track inventory, and keep its operation running efficiently. The Company is currently testing a sophisticated perpetual inventory and computer automated ordering system that efficiently tracks inventory to reduce out-of-stock items, better manages product selection, improves product demand forecasting, and reduces the time consuming and costly quarterly physical store inventory process. More than 40 percent of all customers passing through registers at Spartan's corporate owned stores now use self-checkout technology where available. The Company recently upgraded these self-checkout systems to make them more convenient and ergonomically compatible. In addition, the Company has teamed with MasterCard to offer PayPass services, which significantly speeds the customer's checkout payment process.


75
75
73
107
2004
2005
2006
2007

Retail Store Count


Supermarkets
Deep-discount Food & Drug Stores
Fuel & Convenience Centers
Distribution Centers
Felpausch Food Centers acquired in June 2007

community profile



Whether we were building a home for a family in need, supporting a food drive or raising funds for Special Olympics athletes, Spartan Stores worked diligently to make a difference in the lives of citizens in our communities.

Spartan Stores vigorously pursues our corporate citizenship responsibilities to enrich communities throughout our marketing areas. With an on-going commitment to support initiatives and causes that fit well with our core values and corporate philosophy, we maximize our impact by investing in these key areas: Education and Youth Development, Hunger Relief, Health and Wellbeing, and Diversity. As a result of our Company's involvement, Spartan Stores is recognized for being considerate in our actions, energetic in our efforts and inspired in our giving. Below are some of the more visible contributions that created positive changes during the past year.

Spartan Stores continued its 22-year partnership with Special Olympics Michigan to give children and adults with intellectual disabilities the opportunity to develop physical fitness through participation in athletic training and competitions. With the help of Spartan independent retailers, associates and consumers, Spartan Stores has contributed over $6.5 million to Special Olympics Michigan since 1985 to support this outstanding program and its athletes. Hundreds of Spartan associates also volunteer their time at the State Summer Games each year.

In an exciting first-time endeavor for the Company, Spartan Stores partnered with the YMCA of Greater Grand Rapids to construct a state-of-the-art YMCA facility to serve communities in the southern Kent and Ottawa County corridor. A $3 million gift from the newly created Spartan Stores Foundation was pledged to build the Spartan Stores YMCA. The YMCA vision to build strong kids, strong families, and strong communities meshes perfectly with Spartan Stores' values and focus on the health and wellbeing of our customers and associates.

This year Spartan Stores partnered with Habitat for Humanity to sponsor "The House that Spartan Built." This Grand Rapids home was built for the Barrera family with dollars donated through a month-long scanning program in D&W Fresh Markets and Family Fare Supermarkets throughout Grand Rapids and Holland. Spartan volunteers stepped up to help with hundreds of hours to build the home. The Barrera family moved in the first part of April.

company profile



Growth of Company

We are proud of the success we have achieved during the past four years and believe that additional promising growth opportunities remain ahead of us.

Including the acquisition of the Felpausch stores, our retail store base will have grown by 43 percent to 107 stores from the 75 stores we operated at the end of fiscal 2004. We have grown our distribution store base by nearly 20 percent during the last two years, adding more than 65 customer stores.

During fiscal 2008, we will be working to further enhance our value-added distribution capabilities and retail store offerings to ensure a satisfying end-to-end shopping experience. We will continue to execute a business strategy that places the retail consumer and distribution customer at the heart of our business decisions. We remain optimistic and confident about our future growth prospects and look forward to extending our successful track record in fiscal 2008.

Corporate Brands


VALU TIME


Spartan
EST 1953 ®

TOP CARE.

Aroma Street

President's Choice.

Our consumers continue to find value in our corporate brands offer as seen by another year of increased penetration. We have continued to focus on building the brand through a multitude of merchandising and marketing strategies to include new product introductions such as Spartan Hydrate, a flavored fitness water. A total of 114 new Spartan Brand items have been introduced during the past fiscal year. Full Circle, Spartan's natural and organic brand, fiscal 2007 sales increased by 427% over fiscal 2006 demonstrating an increasing desire by consumers for this growing category. Corporate brand product development and sales, with a focus on fresh in fiscal 2008, will remain a key initiative in Spartan's profitable growth strategy.

Corporate Brands Sales

◇ Spartan Supermarkets

● Total U.S.-Food Over 2MM*

* Source: A.C.Nielsen


24.00%
23.00%
22.00%
21.00%
20.00%
19.00%
20.05%
21.16%
20.67%
21.26%
22.27%
21.29%
22.73%
21.31%
2004
2005
2006
2007

board of directors

CRAIG C. STURKEN
Chairman, President & Chief Executive Officer
Spartan Stores, Inc.

M. SHAN ATKINS
Managing Director
Chetrum Capital LLC – a private investment firm

DR. FRANK M. GAMBINO
Professor and Director of the Food and Consumer Packaged Goods Marketing Program
Haworth College of Business at Western Michigan University

FREDERICK J. MORGANTHALL, II
President
Harris Teeter, Inc. – A subsidiary of Ruddick Corporation, operating over 155 supermarkets in the southeastern United States. Ruddick Corporation is traded on NYSE.

ELIZABETH A. NICKELS
Executive Vice President & Chief Financial Officer
Herman Miller, Inc. – a global and industry leading office furniture manufacturer. Traded on NASDAQ.

TIMOTHY J. O'DONOVAN
Chairman
Wolverine World Wide, Inc. – a global footwear design, manufacturing, and marketing company. Traded on NYSE.

KENNETH T. STEVENS
President & Chief Operating Officer & Board Member
Tween Brands, Inc. – a leading specialty retailer for tween (ages 7 to 14) girls. Tween Brands, Inc. is traded on NYSE.

JAMES F. WRIGHT
President & Chief Executive Officer & Board Member
Tractor Supply Company – a retail farm and ranch store chain in the U.S. with more than 698 retail locations. Traded on NASDAQ.

corporate officers

CRAIG C. STURKEN
Chairman, President & Chief Executive Officer

DENNIS EIDSON
Executive Vice President & Chief Operating Officer

DAVID M. STAPLES
Executive Vice President & Chief Financial Officer

THEODORE C. ADORNATO
Executive Vice President Retail Operations

DEREK JONES
Executive Vice President Supply Chain

ALEX J. DEYONKER
Executive Vice President, General Counsel and Secretary

DAVID S. COUCH
Vice President Information Technology

THOMAS A. VAN HALL
Vice President Finance



Pictured left to right: James F. Wright, Elizabeth A. Nickels, Frederick J. Morganthall, II, M. Shân Atkins, Craig C. Sturken, Kenneth T. Stevens, Timothy J. O'Donovan and Dr. Frank M. Gambino.

FINANCIAL REVIEW

Results of Continuing Operations for the Fiscal Year Ended March 31, 2007 Compared to the Fiscal Year Ended March 25, 2006

Net Sales. Net sales increased $330.5 million, or 16.2%, from $2,039.9 million in fiscal 2006 to $2,370.4 million in fiscal 2007. The sales increase was due primarily to incremental sales from the D&W acquisition, new distribution customer business, increased sales to existing distribution customers, an extra week in fiscal 2007 (a 53 week year), higher fuel center sales, incremental sales from the acquired PrairieStone pharmacies and comparable store sales growth in our supermarkets. The sales increase was partially offset by lost sales associated with the ending of two customer relationships in the third quarter, negative comparable store sales at our *The Pharm* stores and lost sales from two corporate-owned stores closed near the end of the first quarter.

Net sales in our Distribution segment, after intercompany eliminations, increased $82.2 million, or 7.1%, from $1,155.9 million to $1,238.1 million primarily due to new distribution customer business of $46.4 million, increased sales to existing customers of $24.8 million and additional sales from the extra week in fiscal 2007 totaling $22.9 million, partially offset by lost sales associated with the ending of relationships with two unprofitable customers totaling $11.9 million. Annual net sales to these two customers for fiscal 2006 totaled approximately $19 million, or less than two percent of annual distribution net sales. In April of 2007, we reached an agreement to significantly expand our supply agreement with a customer. As a result, we expect annual distribution sales to increase by approximately $100 million after we have fully transitioned the customer.

Net sales in our Retail segment increased $248.3 million, or 28.1%, from $884.0 million to $1,132.3 million. The sales increase was due primarily to incremental sales from the acquired D&W retail stores of $200.5 million, higher fuel center sales of $26.2 million, additional sales from the extra week in fiscal 2007 totaling $19.4 million, incremental sales from the acquired PrairieStone pharmacies of $9.3 million, and comparable supermarket stores sales growth. Partially offsetting the sales increase were lost sales of $12.5 million from two stores closed near the end of the first quarter as part of our store base rationalization effort, and lower sales at the *The Pharm* retail stores due to the closure of two stores in the prior year and lower comparable store sales. Total retail comparable store sales increased 5.9 percent in fiscal 2007. Excluding sales from fuel centers and the extra week, comparable store sales increased 1.4 percent. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

During the past three fiscal years, 13 competitor supercenters opened in markets where we operate corporate-owned stores. Three additional openings are expected versus our owned supermarkets during fiscal 2008. The new supercenter openings are expansions of existing discount stores or are in markets already served by a supercenter; therefore, we believe that our practices and the continued weakening of conventional food competitors will allow us to sustain our growth, but at rates closer to industry averages.

Gross Margin. Gross margin represents sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $85.0 million, or 22.2%, from $382.2 million to $467.2 million. As a percent of net sales, gross margin increased from 18.7% to 19.7%. The gross margin rate increase was primarily due to a higher concentration of higher-margin retail sales in fiscal 2007, partially offset by an increase in lower-margin pharmacy and fuel sales. We expect to continue to add supermarket fuel centers, which generate lower profit margins but allow us to increase sales in the adjacent supermarket, as well as, offer the consumer a convenience alternative.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $67.2 million, or 19.5%, from $344.1 million to $411.3 million, and were 17.3% of net sales compared to 16.8% last year. The net increase in SG&A is due primarily to the following:

- Incremental expenses associated with the acquired stores of $56.4 million, including $1.1 million of training and other start-up related costs related to the D&W acquisition in the first quarter
- Increased compensation and benefits of $13.0 million, including increases driven by increased sales volume and inflation, incentive compensation, stock compensation and a union contract signing bonus
- Incremental expenses associated with the extra week in fiscal 2007 of $2.3 million
- The costs of operating additional fuel centers of $1.4 million
- Increased fuel costs of $0.7 million
- A contract termination fee received in the prior year of $0.6 million
- Reduction in expenses due to the closure of two stores in the first quarter and two stores in the prior year totaling $4.3 million
- Reduction in legal and professional fees associated with the conclusion of the review of strategic alternatives and a contract dispute resolution in the prior year of $1.4 million

Provision for Asset Impairments and Exit Costs. In the first quarter, the Retail segment recognized charges of $4.5 million for asset impairment and lease and related ancillary costs related to the closure of two *Family Fare Supermarkets* stores and moving the central bakery operation into individual retail stores. The store base rationalization and associated charge was incurred due to the proximity of acquired stores to our existing store base. This limited reduction of our store network was based on an evaluation of stores that were best positioned to provide customers with the highest quality overall shopping experience. The central bakery decision was based on the desire to move the production of bakery products closer to the consumer, and the economics of the central bakery operation.

Asset impairments and exit costs were $1.1 million for the prior fiscal year. In fiscal 2006, an asset impairment charge of $0.3 million was incurred related to banana ripening equipment that was replaced and the exit cost reserve was increased $0.5 million due to changes in real estate market conditions and resulting estimated sublease income. The prior year amount also included charges related to the closure of two *The Pharm* stores.

Interest Expense. Interest expense increased $5.1 million, or 66.3%, from $7.7 million to $12.8 million, and was 0.5% of net sales compared to 0.4% last year. Interest expense increased principally due to an increase in total average borrowings as a result of acquisitions and multiple rate increases by the Federal Reserve. Total average borrowings increased $40.9 million from $81.1 million in the prior year to $122.0 million.

The weighted average interest rate, including financing fee amortization, increased to 9.73% for fiscal 2007 from 8.65% for fiscal 2006.

Other, net. Other, net decreased $0.7 million, from $1 3 million to $0.6 million. Fiscal 2007 includes a gain on the sale of land and a building facility not used in operations of $0.5 million. Fiscal 2006 included a gain on the sale of land not used in operations of $1.4 million.

Income Taxes. The effective tax rate is 35.0% and 33.6% for fiscal 2007 and fiscal 2006, respectively. The difference from the statutory rate in fiscal 2006 is due to tax credits and reserve adjustments totaling $0.4 million.

Results of Continuing Operations for the Fiscal Year Ended March 25, 2006 Compared to the Fiscal Year Ended March 26, 2005

Net Sales. Net sales decreased $3.3 million, or 0.2%, from $2,043.2 million in fiscal 2005 to $2,039.9 million in fiscal 2006. Higher sales in the Distribution segment to new and existing customers and increased fuel center sales were offset by lower retail segment sales due to closed stores, the sale of a retail store joint venture, the shift in the Easter holiday sales to fiscal 2007 and an increase in competitive store openings during fiscal 2006 and fiscal 2005.

Net sales in our Distribution segment, after intercompany eliminations, increased $35.2 million, or 3.1%, from $1,120.6 million to $1,155.9 million primarily due to new customer sales of $21.9 million and increased sales to existing customers of $17.7 million, net of a shift in the timing of the Easter holiday, partially offset by the transition of a distribution customer to a new supplier of $4.4 million.

Net sales in our Retail segment decreased $38.5 million, or 4.2%, from $922.6 million to $884.0 million. The sales decline included reductions of $15.2 million from the sale of a retail store joint venture, $11.4 million from two closed stores, and $3.0 million from the shift in the Easter holiday. The influence of higher energy costs on consumer spending and the six competitor retail store openings during fiscal 2006 coupled with the four competitive openings in fiscal 2005 also contributed to the sales decline. Partially offsetting these items were higher fuel sales of $18.0 million and new in-store pharmacy sales. Comparable store sales decreased by 1.8%, including the positive contribution of 1.5% by fuel center sales, partially offset by 0.7% for the shift in the Easter holiday.

Gross Margin. Gross margin represents sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin decreased by $4.5 million, or 1.2%, from $386.7 million to $382.2 million. As a percent of net sales, gross margin decreased from 18.9% to 18.7%. The gross margin rate decline was primarily due to a higher concentration of distribution and fuel sales in fiscal 2006. We expect to continue to add supermarket fuel centers, which generate lower profit margins but significant sales.

Selling, General and Administrative Expenses. SG&A expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, advertising, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses decreased $5.1 million, or 1.5%, from $349.2 million to $344.1 million, and were 16.8% of net sales compared to 17.1% last year. The decrease in SG&A is due primarily to the following:

- The sale of a retail store joint venture which had SG&A expenses of $4.2 million
- Reduced store labor costs of $2.5 million due to productivity improvements and $1.2 million due to lower sales
- Lower advertising expenses of $1.0 million
- The closure of two *The Pharm* stores which decreased SG&A by $0.8 million
- Reduced Michigan Single Business Tax of $0.9 million at the Distribution segment primarily due to the favorable conclusion of an audit
- Reduced depreciation and amortization of $0.7 million primarily due to the completion of depreciable lives on a large number of acquisition-related store assets purchased more than five years ago
- A contract termination payment received of $0.6 million

These decreases are largely offset by the following:

- Increased utilities expense of $1.9 million
- Legal and professional fees associated with the conclusion of the review of strategic alternatives and a contract dispute resolution of $1.4 million
- The termination and penalty payments received in the prior year from a former Distribution customer of $1.3 million
- Increases in compensation and benefits of $1.0 million due to increases in sales volume at the Distribution segment
- The costs of operating additional fuel centers of $1.0 million
- Increased transportation fuel costs of $1.0 million
- Increased credit card fees of $0.7 million

Provision for Asset Impairments and Exit Costs. Asset impairments and exit costs were $1.1 million for fiscal 2006. An asset impairment charge of $0.3 million was incurred related to banana ripening equipment that was replaced. We upgraded this equipment to the latest technology and expanded our produce storage facility in anticipation of higher incremental produce sales volumes from new customers and expanded contracts with existing customers. We also increased the exit cost reserve $0.5 million due to changes in real estate market conditions and recorded a $0.3 million charge for the closure of two *The Pharm* stores.

Interest Expense. Interest expense decreased $1.6 million, or 17.7%, from $9.3 million to $7.7 million, and was 0.4% of net sales in fiscal 2006 compared to 0.5% in fiscal 2005 due to lower total average borrowings partially offset with market driven rate increases. Total average borrowings decreased $27.5 million from $108.6 million to $81.1 million as a result of debt repayments resulting primarily from cash flow from operations and the use of our net operating loss tax carryforward.

The weighted average interest rate, including financing fee amortization, increased to 8.65% for fiscal 2006 from 8.16% for fiscal 2005.

Debt Extinguishment. We recorded a $0.6 million non-cash charge for the write-off of unamortized financing fees during the third quarter of fiscal 2005 as a result of refinancing activities.

Other, net. Other, net increased $0.4 million, from $0.9 million to $1.3 million. Fiscal 2006 included a gain on the sale of land not used in operations of $1.4 million and fiscal 2005 included a gain of $0.8 million on the sale of a retail store joint venture.

Income Taxes. The effective tax rate is 33.6% and 30.4% for fiscal 2006 and fiscal 2005, respectively. Companies are regularly audited by federal and state tax authorities, which may result in proposed assessments or adjustments. During the fourth quarter of fiscal 2005, the Internal Revenue Service concluded its audit of the fiscal 2001 through 2003 tax returns. As a result of the audit, we released $2.0 million in tax reserves that were no longer required with respect to those years, of which $1.3 million is reflected in continuing operations and reduced our effective tax rate to 30.4% for fiscal 2005. The remaining $0.7 million is included in the Loss from discontinued operations on the Consolidated Statements of Earnings.

Discontinued Operations

Our former convenience distribution operations, insurance operations and certain of our retail, grocery distribution and real estate operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

Discontinued operations had no sales during the fiscal years ended March 31, 2007, March 25, 2006 and March 26, 2005. The operating losses in discontinued operations for the fiscal years ended March 31, 2007, March 25, 2006 and March 26, 2005 of $0.7 million, $3.8 million and $2.6 million were partially offset by income tax benefits of $0.3 million, $1.6 million and $1.6 million, respectively.

Total assets of discontinued operations were $4.4 million at March 31, 2007 and $6.1 million at March 25, 2006. Total liabilities of discontinued operations decreased from $12.8 million at March 25, 2006 to $9.1 million at March 31, 2007.

We anticipate that we will be subject to a partial withdrawal liability from a multi-employer pension plan related to the 2003 closures of certain of our discontinued *Food Town* stores when a final determination is made based on the June 30, 2006 financial condition of the plan. Previous estimates provided by the trustees of the multi-employer pension plan indicate that there is an underfunded liability which we believe to have resulted from a change in actuarial assumptions, investment performance, other employers' withdrawals, or a combination of these factors, occurring subsequent to the closure of these stores. We intend to challenge such a determination prior to settling the partial withdrawal liability if, and when, assessed after actuarial work is complete for the June 30, 2006 date. At this time, we do not know when the June 30, 2006 actuarial work will be completed. We have estimated our liability based on available preliminary information and recorded an after-tax charge of approximately $1.1 million in Discontinued Operations in the fiscal 2006 third quarter.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, assets held for sale, long-lived assets, income taxes, self-insurance reserves, exit costs, retirement benefits, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these policies with the Audit Committee.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Goodwill. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is reviewed for impairment on an annual basis. Fair value is determined based on the discounted cash flows and comparable market values of the segment. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based on recent sales data for existing operations and other factors. Based on our annual review during fiscal years 2007, 2006 and 2005, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flows was 10% lower.

Impairment of Long-Lived Assets Other Than Goodwill. Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal years 2007, 2006 and 2005.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less costs to sell. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal licensed real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome.

Exit Costs. We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably expected to be obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 31, 2007 exit costs of $32.7 million are recorded net of approximately $0.4 million of estimated sublease rentals.

The following table provides the activity of exit costs for fiscal years 2007, 2006 and 2005:

(In thousands)	Lease and Ancillary Costs
Balance at March 28, 2004	$ 18,338
Provision for lease and related ancillary costs, net of estimated sublease recoveries	1,400
Provision for pension withdrawal liability	1,700
Payments, net of interest accretion	(5,918)
Balance at March 26, 2005	15,520
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719
Provision for pension withdrawal liability	1,654
Payments, net of interest accretion	(4,576)
Balance at March 25, 2006	15,317
Exit costs assumed in acquisition of D&W	19,231
Exit costs assumed in Carter's acquisition	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	$ 32,703

Pension. Accounting for defined benefit cash balance pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The significant factors affecting our pension costs are the fair value of plan assets and the selection of management's key assumptions, including the expected return on plan assets, rate of compensation increases and discount rate used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. Our discount rate is based on current investment yields on high quality fixed-income investments and projected cash flow obligations. The discount rate used to determine fiscal 2007 pension expense was 5.75%. A lower discount rate increases the present value of benefit obligations and generally increases pension expense. Expected return on plan assets is based on historical experience of the plan's portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target allocation mix is designed to meet our long-term pension requirements. For fiscal 2007, our assumed rate of return was 8.50%. Over the ten-year period ended March 31, 2007, the average return was approximately 10.0%. We maintained our rate of increases in compensation at 4.00%. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense. A one point increase in the discount rate would have decreased fiscal 2007 pension expense by $0.4 million and a one point decrease in the discount rate would have increased fiscal 2007 pension expense by $0.5 million. A one point increase/decrease in the expected return on plan assets would have decreased/increased fiscal 2007 pension expense by $0.4 million.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)". SFAS No. 158 requires employers that sponsor a defined benefit post-retirement plan to recognize the overfunded or underfunded status of the plan in their balance sheets and to recognize changes in funded status through comprehensive income in the year in which the changes occur. We adopted these provisions of SFAS No. 158 effective March 31, 2007, as required. Adoption of SFAS No. 158 resulted in an increase of $0.3 million to Shareholders' Equity. For additional information, refer to Note 9 to the consolidated financial statements.

The unfunded portion of our defined benefit plans was $2.5 million and $5.5 million for fiscal 2007 and fiscal 2006, respectively. The decrease in the unfunded balance during fiscal 2007 is a result of actual return on plan assets of 13.4% and Company contributions exceeding service and interest costs by $4.0 million, offset by an actuarial loss of $1.0 million. Plan assets increased by 14.0% primarily due to market gains on assets and Company contributions of $3.5 million partially offset by benefit payments during the year of $3.7 million. Pension expense was $2.0 million and $2.1 million in fiscal 2007 and fiscal 2006, respectively.

Liquidity and Capital Resources

The following table summarizes our consolidated statements of cash flows for fiscal years 2007, 2006 and 2005:

(In thousands)

	March 31, 2007	March 25, 2006	March 26, 2005
Net cash provided by operating activities	$ 64,182	$ 54,746	$ 60,630
Net cash used in investing activities	(79,274)	(27,983)	(21,784)
Net cash provided by (used in) financing activities	20,370	(29,437)	(33,814)
Net cash used in discontinued operations	(870)	(4,551)	(3,404)
Net increase (decrease) in cash and cash equivalents	4,408	(7,225)	1,628
Cash and cash equivalents at beginning of year	7,655	14,880	13,252
Cash and cash equivalents at end of year	$ 12,063	$ 7,655	$ 14,880

Net cash provided by operating activities increased during fiscal 2007 primarily due to an increase in net earnings and favorable changes in working capital related to certain operating assets and the timing of benefit accruals. The decrease during fiscal 2006 was primarily due to unfavorable changes in working capital related to certain operating assets and the timing of benefit accruals.

As of March 31, 2007, we have available a Federal income tax net operating loss carryforward of approximately $8.3 million. As a result, no regular Federal income taxes have been paid in fiscal years 2007, 2006 and 2005; however, we did pay approximately $0.6 million and $0.2 million in Alternative Minimum Tax in fiscal years 2007 and 2006, respectively. No Alternative Minimum Tax was paid in fiscal 2005.

Net cash used in investing activities increased in fiscal 2007 and fiscal 2006 compared to the prior year primarily due to acquisitions and increased capital expenditure activity. We paid a total cash purchase price of $53.8 million, including $6.1 million for inventories, for the acquisitions in fiscal 2007, which is reflected in investing activities. Excluding the acquisitions, our Distribution and Retail segments utilized 22.2% and 77.8%, respectively, of our capital expenditure dollars. Expenditures were used for store remodels and refurbishments, new fuel centers, new equipment and software. Under the terms of our credit facility, should our available borrowings fall below certain levels, our capital expenditures would be restricted each fiscal year. We are not currently governed by these restrictions, as discussed below. Excluding the Felpausch acquisition, we expect capital expenditures to range from $35.0 million to $40.0 million for fiscal 2008, which would be allowed even if the restriction applied. Our planned capital expenditures for fiscal 2008 include new stores and store remodels, fuel centers, new equipment and software.

FINANCIAL REVIEW

On June 15, 2007, Spartan Stores aquired certain assets and assumed certain liabilities related to 20 retail grocery stores, two fuel centers and three convenience stores from G&R Felpausch Company ("Felpausch"), a privately-held retail grocery operator and current customer of our Distribution segment. The retail grocery stores include the operations of nine in-store pharmacies. The cash purchase price was $50.9 million.

Net cash provided by (used in) financing activities includes cash paid and received from our long-term borrowings, proceeds from the issuance of common stock and dividends paid. The increase in cash from financing activities was due to borrowings on our revolving credit facility that were used to finance the acquisitions and common stock proceeds, partially offset by dividend payments of $4.3 million and debt repayments. In the fiscal 2006 fourth quarter, as permitted by amendment to our credit facility, our board of directors approved a change to our dividend policy and we began paying a quarterly cash dividend of $0.05 per common share. Although we expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities. Our current maturities of long-term debt and capital lease obligations at March 31, 2007 are $2.5 million. Our ability to borrow additional funds is governed by the terms of our credit facilities.

Net cash used in discontinued operations contains the net cash flows of our discontinued operations and consists primarily of the payment of store exit cost reserves, insurance run-off claims and other liabilities and proceeds from the sale of assets. Fiscal 2007 proceeds on the sale of assets were $3.1 million. We expect the cash usage of our discontinued operations will be approximately $4.0 million to $6.0 million in fiscal 2008.

Our principal sources of liquidity are cash flows generated from operations and our amended $225.0 million senior secured revolving credit facility. The credit facility matures December 2012, and is secured by substantially all of our assets. As of March 31, 2007, we had outstanding borrowings of $78.2 million, available borrowings of $86.7 million and maximum availability of $96.7 million, which exceeds the minimum excess availability levels, as defined in the credit agreement. Subject to final appraisals related to the amended credit facility, we expect to increase our availability under the credit agreement by an additional $10 million to $15 million.

Prior to amending our credit facility in the first quarter of fiscal 2008, we had a $225.0 million senior secured revolving credit facility maturing December 2010. The amended credit facility extended the maturity by two years, and includes a $15.0 million Term B loan as part of the total $225.0 million credit facility, which may be drawn at Spartan Stores' option through October 1, 2007, and thereafter by agreement with the lenders as set forth in the credit agreement. As of this date no borrowings are outstanding under the Term B loan. Also, at our option, we may increase the maximum amount available under the credit facility up to $275.0 million through the addition of new lenders. Additional borrowing would be subject to existing asset levels.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include the maintenance of minimum EBITDA, a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants will not be effective as long as we maintain minimum excess availability levels, as defined in the credit agreement. The credit facility provides for the issuance of letters of credit of which $10.0 million were outstanding and unused as of March 31, 2007. Borrowings under the revolving credit portion of the facility bear interest at the London InterBank Offered Rate ("LIBOR") plus 1.25%, adjusted based upon availability levels, or the prime rate (weighted average interest rate of 6.75% at March 31, 2007), and borrowings under the Term B loan would bear interest at LIBOR plus 2.50%.

On May 30, 2007, Spartan Stores sold $110 million of 3.375% convertible senior notes due 2027. Net proceeds, after deducting the initial purchasers' discount of 2.5% and estimated offering expenses of $0.7 million, of $106.5 million were used to pay down the senior secured revolving credit facility. Remaining proceeds will be used for working capital, capital expenditures and other general corporate purposes. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2007.

Our current ratio increased slightly to 1.17:1.00 at March 31, 2007 from 1.14:1.00 at March 25, 2006 and our investment in working capital was $27.2 million at March 31, 2007 versus $20.7 million at March 25, 2006. Our debt to total capital ratio at March 31, 2007 was 0.39:1.00 versus 0.31:1.00 at March 25, 2006. The change in these ratios was primarily due to funds drawn under the credit facility and capital lease obligations assumed related to the acquisitions.

Our total capital structure includes borrowings under our credit facility, various other debt instruments, leases and shareholders' equity. Historically, we have financed our capital needs through a combination of internal and external sources. Management believes that cash generated from operating activities and available borrowings under the credit facility will be sufficient to meet anticipated requirements for working capital, capital expenditures, dividend payments, and debt service obligations for the foreseeable future. However, there can be no assurance that Spartan Stores' business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our credit facility.

The table below presents our significant contractual obligations as of March 31, 2007 [1]:

(In thousands)		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 82,481	$ 686	$ 3,221	$ 82	$ 78,492
Estimated interest on long-term debt	40,106	7,160	13,870	13,730	5,346
Capital leases [2]	26,354	1,808	3,484	3,903	17,159
Interest on capital leases	17,144	2,329	4,175	3,505	7,135
Operating leases [2]	139,906	25,565	43,509	29,596	41,236
Lease and ancillary costs of closed stores, including imputed interest	37,098	9,051	13,119	6,922	8,006
Purchase obligations (merchandise) [3]	53,471	25,751	12,518	9,626	5,576
Purchase obligations (building, equipment, services and other)	803	803	-	-	-
Self-insurance liability	8,082	4,583	2,059	725	715
Total	$ 405,445	$ 77,736	$95,955	$68,089	$163,665

(1) Excludes funding of pension and other postretirement benefit obligations, which totaled approximately $4.4 million in fiscal 2007. We expect to contribute $2.5 million to our defined benefit plans in fiscal 2008 to meet the minimum funding requirements. For additional information, refer to Note 9 to the consolidated financial statements.

(2) Operating and capital lease obligations do not include common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2007, these charges totaled approximately $7.8 million.

(3) The majority of our purchases involve supply orders to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore no amounts have been included in the table above. The purchase obligations shown in this table represent the amount of product we are contractually obligated to purchase to earn $3.6 million in advanced contract monies received where recognition has been deferred on the Consolidated Balance Sheet. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned upfront contract monies.

Off-Balance Sheet Arrangements

Letters of Credit. We had letters of credit of $10.0 million outstanding and unused at March 31, 2007. The letters of credit are maintained primarily to support payment or deposit obligations. We pay a commission of approximately 2% on the face amount of the letters of credit.

New Accounting Standards

Effective March 26, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment", using the modified-prospective transition method. SFAS No. 123(R) addresses the accounting for share-based payments to employees, including grants of employee stock options and other forms of share-based compensation, and requires all share-based payments to be recognized in the financial statements as compensation cost based on the fair value on the date of grant. Prior to adoption of SFAS No. 123(R), we accounted for share-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Under this method, no stock-based compensation cost was reflected in the Consolidated Statements of Earnings for stock options as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Adoption of SFAS No. 123(R) resulted in additional compensation expense of $0.3 million net of tax for the year ended March 31, 2007. Basic and diluted earnings per share decreased $0.02 and $0.01, respectively, as a result of adopting SFAS 123(R). As of March 31, 2007, total unrecognized compensation cost related to nonvested share-based awards granted under the stock incentive plans was $1.0 million for stock options and $4.8 million for restricted stock. The remaining compensation costs not yet recognized are expected to be recognized over a weighted average period of 2.4 years for stock options and approximately 3.6 years for restricted stock. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, as described in Note 11 to the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 is effective at the beginning of our fiscal year 2008. We expect that the adoption of FIN 48 will increase retained earnings by approximately $1.0 million as of the beginning of fiscal year 2008.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)". SFAS No. 158 requires employers that sponsor a defined benefit postretirement plan to recognize the overfunded or underfunded status of defined benefit postretirement plans, including pension plans, in their balance sheets and to recognize changes in funded status through comprehensive income in the year in which the changes occur. Effective March 31, 2007, we adopted these provisions of SFAS No. 158. The impact of adopting SFAS No. 158 on our financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. Adoption of SFAS No. 158 resulted in an increase of $0.3 million to Shareholders' Equity. The Statement also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with our fiscal year ending March 28, 2009. We are currently evaluating the impact of the measurement date aspect of SFAS No. 158 on our financial statements. See Note 9 to the consolidated financial statements for further discussion of the effect of adopting SFAS No. 158 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements for the purpose of a materiality assessment. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Effective March 31, 2007, we adopted SAB 108. Our adoption of SAB 108 did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will become effective for us at the beginning of our fiscal year 2009. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities, such as dairy, meat and produce that we buy and sell in both our Distribution and Retail segments. These products are purchased for and sold from inventory in the ordinary course of business. We are also exposed to other general commodity price changes such as utilities, insurance and fuel costs.

We are currently exposed to interest rate risk on our outstanding debt. The senior secured revolving credit facility currently bears interest at the LIBOR plus 1.25% or the prime rate (weighted average interest rate of 6.75% at March 31, 2007) on the revolving credit portion of the facility. An additional $0.5 million of our long-term debt is subject to fluctuations in the prime rate. The weighted average interest rates including loan fee amortization for fiscal years 2007, 2006 and 2005 were 9.73%, 6.65% and 8.16%, respectively.

The estimated carrying value of long-term debt approximates its fair value at March 31, 2007 and March 25, 2006 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities.

The following table sets forth the principal cash flows of our debt outstanding and related weighted average interest rates by year of maturity as of March 31, 2007:

(In thousands)

Fiscal Year	Principal Cash Flow	Average Interest Rate
2008	$ 2,494	8.8%
2009	4,847	8.8%
2010	1,858	8.8%
2011	1,928	8.8%
2012	2,057	8.8%
Thereafter	95,651	8.9%
	$ 108,835	

The balance outstanding on the revolving credit facility is due in fiscal 2013.

Forward-Looking Statements

The matters discussed in this Annual Report include "forward-looking statements" about the plans, strategies, objectives, goals or expectations of Spartan Stores, Inc. (together with its subsidiaries, "Spartan Stores"). These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "projects," "plans," "believes," "estimates," "intends," is "optimistic" or "confident" that a particular occurrence "will," "may," "could," "should" or "will likely" result or that a particular event "will," "may," "could," "should", or "will likely" occur or "continue" in the future, that the "outlook" or "trend" is toward a particular result or occurrence, that a development is a "priority" or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies" in this Annual Report, are inherently forward-looking. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates and differences may be material. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report there are many important factors that could cause actual results to differ materially. Our ability to maintain and strengthen our retail-store performance; assimilate acquired stores; maintain or grow sales; respond successfully to competitors; maintain or increase gross margin; anticipate and successfully respond to openings of competitors; maintain and improve customer and supplier relationships; realize expected benefits of new relationships; realize growth opportunities; expand our customer base; reduce operating costs; sell on favorable terms assets classified as held for sale; generate cash; continue to meet the terms of our debt covenants; continue to pay dividends, and implement the other programs, plans, priorities, strategies, objectives, goals or expectations described in this Annual Report, our press releases and our public comments will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors.

Anticipated future sales are subject to competitive pressures from many sources. Our Distribution and Retail businesses compete with many supercenters, warehouse discount stores, supermarkets, pharmacies and product manufacturers. Future sales will be dependent on the number of retail stores that we own and operate, our ability to retain and add to the retail stores to whom we distribute, competitive pressures in the retail industry generally and our geographic markets specifically, and our abiliy to implement effective new marketing and merchandising programs. Competitive pressures may result in unexpected reductions in sales volumes, product prices or services fees.

Our operating and administrative expenses, and as a result our net earnings, may be adversely affected by unexpected costs associated with, among other factors, difficulties in the operation of our business segments; future business acquisitions; changes in business relationships with independent retail grocery store customers; difficulties in the retention or hiring of employees; labor shortages, stoppages or disputes; business and asset divestitures; increased transportation fuel costs; current or future lawsuits and administrative proceedings; and losses of, or financial difficulties of, customers or suppliers. Our future costs for pension and post-retirement benefits costs may be adversely affected by changes in actuarial assumptions and methods, investment return and the composition of the group of employees and retirees covered, changes in our business that result in a withdrawal liability under multi-employer plans, and the actions and contributions of other employers who participate in multi-employer plans to which we contribute. Our operating and administrative expenses, net earnings and cash flow could also be adversely affected by changes in our sales mix. Our ongoing cost reduction initiative and changes in our marketing and merchandising programs may not be as successful as anticipated. Acts of terrorism or war have in the past and may in the future result in considerable economic and political uncertainties that could have adverse effects on consumer buying behavior, fuel costs, shipping and transportation, product imports and other factors affecting our company and the grocery industry generally. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates.

Our future interest expense and income also may differ from current expectations, depending upon, among other factors, the amount of additional borrowings; changes in our borrowing agreements; changes in the interest rate environment; and changes in the amount of fees received or paid. The availability of our secured loan agreement depends on compliance with the terms of the loan agreement.

Realization of increased sales and earnings depends on our ability to integrate the acquired assets successfully and to implement our plans and business practices at the acquired locations. Combining the operations of Felpausch with our existing operations may require significant effort and expense. If we are unable to integrate the Felpausch assets, we may not realize the synergies, business opportunities, and growth prospects anticipated in connection with this transaction.

Our adoption of a dividend policy does not commit the Board of Directors to declare future dividends. Each future dividend will be considered and declared by the Board of Directors in its discretion. The ability of the Board of Directors to continue to declare dividends will depend on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Investors are encouraged to read the more complete discussion of "Risk Factors" in Item 1A of our Annual Report on Form 10-K. This discussion is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This discussion is not a complete list of all of the factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. If our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements as representations or assurances that we will achieve our objective and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF EARNINGS

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Year Ended		
	March 31, 2007	March 25, 2006	March 26, 2005
Net sales	$ 2,370,428	$ 2,039,926	$ 2,043,187
Cost of sales	1,903,258	1,657,742	1,656,516
Gross margin	467,170	382,184	386,671
Operating expenses			
Selling, general and administrative	411,279	344,095	349,174
Provision for asset impairments and exit costs	4,464	1,057	-
Total operating expenses	415,743	345,152	349,174
Operating earnings	51,427	37,032	37,497
Other income and expenses			
Interest expense	12,751	7,669	9,315
Debt extinguishment	-	-	561
Other, net	(647)	(1,306)	(924)
Total other income and expenses	12,104	6,363	8,952
Earnings before income taxes and discontinued operations	39,323	30,669	28,545
Income taxes	13,748	10,307	8,682
Earnings from continuing operations	25,575	20,362	19,863
Loss from discontinued operations, net of taxes	(415)	(2,190)	(1,037)
Net earnings	$ 25,160	$ 18,172	$ 18,826
Basic earnings per share:			
Earnings from continuing operations	$ 1.22	$ 0.98	$ 0.97
Loss from discontinued operations	(0.02)	(0.11)	(0.05)
Net earnings	$ 1.20	$ 0.87	$ 0.92
Diluted earnings per share:			
Earnings from continuing operations	$ 1.20	$ 0.96	$ 0.96
Loss from discontinued operations	(0.02)	(0.10)	(0.05)
Net earnings	$ 1.18	$ 0.86	$ 0.91
Weighted average shares outstanding:			
Basic	20,913	20,796	20,439
Diluted	21,408	21,174	20,743

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

Assets

	March 31, 2007	March 25, 2006
Current assets		
Cash and cash equivalents	$ 12,063	$ 7,655
Accounts receivable, net	45,347	45,280
Inventories, net	106,854	95,892
Prepaid expenses and other current assets	7,122	5,433
Deferred taxes on income	10,214	6,801
Property and equipment held for sale	3,595	6,634
Total current assets	185,195	167,695
Other assets		
Goodwill	142,888	72,555
Deferred taxes on income	-	9,061
Other, net	16,203	14,108
Total other assets	159,091	95,724
Property and equipment		
Land and improvements	12,677	13,513
Buildings and improvements	140,092	120,851
Equipment	239,884	216,082
Total property and equipment	392,653	350,446
Less accumulated depreciation and amortization	249,440	235,268
Property and equipment, net	143,213	115,178
Total assets	$ 487,499	$ 378,597

Liabilities and Shareholders' Equity

	March 31, 2007	March 25, 2006
Current liabilities		
Accounts payable	$ 93,729	$ 90,992
Accrued payroll and benefits	33,367	29,423
Other accrued expenses	19,503	18,356
Current portion of exit costs	8,889	6,513
Current maturities of long-term debt and capital lease obligations	2,494	1,675
Total current liabilities	157,982	146,959
Long-term liabilities		
Postretirement benefits	9,208	8,702
Other long-term liabilities	17,413	4,700
Exit costs	23,814	8,804
Long-term debt and capital lease obligations	106,341	64,015
Total long-term liabilities	156,776	86,221
Commitments and contingencies (Note 7)		
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 21,658 and 21,023 shares outstanding	126,447	123,256
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Deferred stock-based compensation	-	(2,873)
Accumulated other comprehensive income (loss)	126	(276)
Retained earnings	46,168	25,310
Total shareholders' equity	172,741	145,417
Total liabilities and shareholders' equity	$ 487,499	$ 378,597

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Shares Outstanding	Common Stock	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance – March 28, 2004	20,092	$ 116,666	$ (179)	$ (182)	$ (10,638)	$ 105,667
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	18,826	18,826
Minimum pension liability adjustment	-	-	-	(21)	-	(21)
Total comprehensive income	-	-	-	-	-	18,805
Issuances of common stock	209	748	-	-	-	748
Issuances of restricted stock	248	811	(811)	-	-	-
Cancellations of restricted stock	(25)	(81)	81	-	-	-
Amortization of restricted stock	-	-	190	-	-	190
Balance – March 26, 2005	20,524	118,144	(719)	(203)	8,188	125,410
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	18,172	18,172
Minimum pension liability adjustment	-	-	-	(73)	-	(73)
Total comprehensive income	-	-	-	-	-	18,099
Dividends - $.05 per share	-	-	-	-	(1,050)	(1,050)
Issuances of common stock and related tax benefit on stock option exercises	294	1,703	-	-	-	1,703
Issuances of restricted stock and related income tax benefits	252	3,616	(3,121)	-	-	495
Cancellations of restricted stock	(47)	(207)	126	-	-	(81)
Amortization of restricted stock	-	-	841	-	-	841
Balance – March 25, 2006	21,023	123,256	(2,873)	(276)	25,310	145,417
Reclassification of deferred stock-based compensation upon adoption of SFAS 123(R)	-	(2,873)	2,873	-	-	-
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	25,160	25,160
Minimum pension liability adjustment	-	-	-	89	-	89
Total comprehensive income	-	-	-	-	-	25,249
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	313	-	313
Dividends - $.20 per share	-	-	-	-	(4,302)	(4,302)
Stock-based employee compensation	-	1,918	-	-	-	1,918
Issuances of common stock and related tax benefit on stock option exercises	430	4,110	-	-	-	4,110
Issuances of restricted stock and related income tax benefits	268	415	-	-	-	415
Cancellations of restricted stock	(63)	(379)	-	-	-	(379)
Balance – March 31, 2007	21,658	$ 126,447	$ -	$ 126	$ 46,168	$ 172,741

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Year Ended		
	March 31, 2007	March 25, 2006	March 26, 2005
Cash flows from operating activities			
Net earnings	$ 25,160	$ 18,172	$ 18,826
Loss from discontinued operations	415	2,190	1,037
Earnings from continuing operations	25,575	20,362	19,863
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for asset impairments and exit costs	4,464	1,057	-
Debt extinguishment	-	-	561
Depreciation and amortization	22,153	21,392	22,582
Postretirement benefits expense	2,260	2,458	2,463
Deferred taxes on income	12,774	9,677	8,426
Stock-based compensation expense	1,906	760	190
Gain on disposal of assets	(255)	(1,135)	(748)
Other	-	367	64
Change in operating assets and liabilities:			
Accounts receivable	(561)	(1,871)	(4,590)
Inventories	(4,845)	96	91
Prepaid expenses and other assets	(565)	678	4,263
Accounts payable	2,063	6,259	7,547
Accrued payroll and benefits	5,011	(547)	3,921
Postretirement benefits payments	(3,695)	(3,246)	(813)
Other accrued expenses and other liabilities	(2,103)	(1,561)	(3,190)
Net cash provided by operating activities	64,182	54,746	60,630
Cash flows from investing activities			
Purchases of property and equipment	(28,365)	(29,498)	(25,354)
Net proceeds from the sale of assets	2,573	2,370	3,897
Acquisitions, net of cash acquired	(53,773)	-	-
Other	291	(855)	(327)
Net cash used in investing activities	(79,274)	(27,983)	(21,784)
Cash flows from financing activities			
Net proceeds (payments) from revolving credit facility	23,884	(26,498)	(15,187)
Repayment of long-term debt	(2,330)	(2,324)	(18,883)
Financing fees paid	(90)	(447)	(492)
Proceeds from sale of common stock	3,208	882	748
Dividends paid	(4,302)	(1,050)	-
Net cash provided by (used in) financing activities	20,370	(29,437)	(33,814)
Cash flows from discontinued operations			
Net cash used in operating activities	(4,012)	(4,042)	(3,895)
Net cash provided by investing activities	3,142	-	565
Net cash used in financing activities	-	(509)	(74)
Net cash used in discontinued operations	(870)	(4,551)	(3,404)
Net increase (decrease) in cash and cash equivalents	4,408	(7,225)	1,628
Cash and cash equivalents at beginning of year	7,655	14,880	13,252
Cash and cash equivalents at end of year	$ 12,063	$ 7,655	$ 14,880
Supplemental Cash Flow Information:			
Cash paid for interest	$ 12,259	$ 7,740	$ 8,859
Cash paid for income taxes	$ 595	$ 215	$ 17

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation: The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year: Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal year ended March 31, 2007 consisted of 53 weeks, and the fiscal years ended March 25, 2006 and March 26, 2005 each consisted of 52 weeks.

Revenue Recognition: The Retail segment recognizes revenues from the sale of products at the point of sale. Sales and excise taxes are excluded from revenue. The Distribution segment recognizes revenues when products are delivered or ancillary services are provided.

Cost of Sales: Cost of sales includes purchase costs, freight, physical inventory adjustments, markdowns and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Fair Value Disclosures of Financial Instruments: Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts and notes payable approximate fair value at March 31, 2007 and March 25, 2006 because of the short-term nature of these financial instruments. The estimated carrying value of long-term debt approximates its fair value at March 31, 2007 and March 25, 2006 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Accounts Receivable: Accounts receivable are shown net of allowances for credit losses of $3.0 million in fiscal 2007 and $2.6 million in fiscal 2006. Spartan Stores evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of collateral and other economic and industry factors. Operating results include bad debt expense of $0.2 million, $0.2 million, and $0.4 million for fiscal years 2007, 2006 and 2005, respectively.

Inventory Valuation: Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $42.6 million and $42.1 million higher at March 31, 2007 and March 25, 2006, respectively. During fiscal years 2007, 2006 and 2005, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal years 2007, 2006 and 2005 by $2.0 million, $0.9 million and $0.6 million, respectively.

Spartan Stores utilizes the retail inventory method to value inventory for the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories.

Long-Lived Assets Other than Goodwill: Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal licensed real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Property and Equipment Held for Sale: Property and equipment held for sale consists of land, buildings and equipment that Spartan Stores expects to sell within 12 months. The assets are included in the following segments:

(In thousands)

	2007	2006
Distribution	$ 154	$ 1,567
Retail	3,053	3,278
Discontinued operations	388	1,789
Total	$ 3,595	$ 6,634

Goodwill: Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed at least annually for impairment using a discounted cash flow model.

Other Assets: Included in Other assets are intangibles and debt issuance costs. Intangible assets primarily consist of favorable lease agreements, prescription lists, non-compete agreements, and franchise fees. Favorable leases are amortized on a straight-line basis over the lease terms of 8 to 20 years. Prescription lists are amortized on a straight-line basis over 7 to 15 years. Non-compete agreements are amortized on a straight-line basis over the length of the agreement of 3 to 15 years. Franchise fees are amortized on a straight-line basis over the term of the franchise agreement of 2 to 10 years. Debt issuance costs are amortized over the term of the related financing agreement.

Property and Equipment: Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method as follows:

Land improvements	15 years
Buildings and improvements	15 to 40 years
Equipment	3 to 10 years

Software development costs are generally capitalized and amortized between 3 and 7 year periods commencing as each system is implemented.

Gains on the disposal of property and equipment totaled $0.3 million, $1.1 million and $0.8 million in fiscal years 2007, 2006 and 2005, respectively. Gains and losses on the disposal of property and equipment is included in "Selling, general and administrative expenses" and "Other, net" in the Consolidated Statements of Earnings.

Accounts Payable: Accounts payable also include checks that have been issued and have not cleared Spartan Stores' controlled disbursement bank accounts.

Insurance Reserves: Insurance reserves include provisions for workers' compensation, health and property insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information. Also included is a provision for losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment.

A summary of changes in Spartan Stores' self-insurance liability is as follows:

(In thousands)

	March 31, 2007	March 25, 2006	March 26, 2005
Beginning balance	$ 8,782	$ 11,252	$ 12,838
Expense	2,290	2,450	3,565
Claim payments	(2,990)	(4,920)	(5,151)
Ending balance	8,082	8,782	11,252
Less current portion	4,583	5,024	5,370
Long-term portion	$ 3,499	$ 3,758	$ 5,882

The current portion of the self-insurance liability is included in "Other accrued expenses" and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share: Basic earnings per share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of nonvested restricted stock shares outstanding and issuance of common stock for options outstanding under Spartan Stores' stock incentive plans.

Weighted average shares issuable upon the exercise of stock options that were not included in the earnings per share calculations because they were antidilutive were 7,058 in fiscal 2007, 618,593 in fiscal 2006 and 1,018,889 in fiscal 2005.

Stock-Based Compensation: Effective March 26, 2006, Spartan Stores adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment". SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements as compensation cost based on the fair value on the date of grant. We determine the fair value of such awards using the Black-Scholes option-pricing model, which incorporates certain assumptions – such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options – in order to arrive at a fair value estimate, as described in Note 11.

Shareholders' Equity: Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 31, 2007, there were no shares of preferred stock outstanding.

Advertising Costs: Spartan Stores' advertising costs are expensed as incurred and are included in Selling, general and administrative expenses. Advertising expenses were $11.1 million in fiscal 2007, $8.6 million in fiscal 2006 and $9.9 million in fiscal 2005.

Recently Issued Accounting Standards: Effective March 26, 2006, Spartan Stores adopted the provisions of SFAS No. 123(R), "Share-Based Payment", that addresses the accounting for share-based payments to employees, including grants of employee stock options and other forms of share-based compensation. Under SFAS No. 123(R), it is no longer acceptable to account for share-based payments to employees using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123(R) requires that share-based payment transactions be accounted for using a fair value method and the related compensation cost recognized in the consolidated financial statements over the period that an employee is required to provide services in exchange for the award. The adoption of SFAS No. 123(R) and its effects are more fully described in Note 11.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 is effective at the beginning of Spartan Stores' fiscal year 2008. Spartan Stores expects that the adoption of FIN 48 will increase retained earnings by approximately $1.0 million as of the beginning of fiscal year 2008.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)". SFAS No. 158 requires employers that sponsor a defined benefit postretirement plan to recognize the overfunded or underfunded status of defined benefit postretirement plans, including pension plans, in their balance sheets and to recognize changes in funded status through comprehensive income in the year in which the changes occur. Effective March 31, 2007, Spartan Stores adopted these provisions of SFAS No. 158. The impact of adopting SFAS No. 158 on Spartan Stores' financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. The Statement also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with Spartan Stores' fiscal year ending March 28, 2009. Spartan Stores is currently evaluating the impact of the measurement date aspect of SFAS No. 158 on the consolidated financial statements. See Note 9 for further discussion of the effect of adopting SFAS No. 158 on Spartan Stores' consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements for the purpose of a materiality assessment. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Effective March 31, 2007, Spartan Stores adopted SAB 108. The adoption of SAB 108 did not have a material impact on Spartan Stores' consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will become effective for Spartan Stores at the beginning of fiscal year 2009. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. Spartan Stores is currently evaluating the impact, if any, that SFAS No. 157 will have on the consolidated financial statements.

Reclassifications: Reclassifications of certain current liabilities have been made to the fiscal 2006 and fiscal 2005 financial statements to conform to the fiscal 2007 presentation.

Note 2
Acquisitions of Assets

On March 27, 2006, Spartan Stores acquired certain operating assets of D&W Food Centers, Inc. and D&W Associate Resources, LLC (together "D&W"), a privately-held Grand Rapids, Michigan-based retail grocery operator with retail stores located in West Michigan. The acquisition was made to obtain the store locations and operations of D&W, to diversify our retail offering with a more perishable oriented operation, to solidify and grow market share and to realize numerous synergies. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, trademarks, trade names, intangible property and inventories. Spartan Stores paid a total cash purchase price of

$47.9 million for these operations. Spartan Stores assumed D&W's lease obligations for the 20 stores and the central commissary as well as specified contracts. Spartan Stores continues to operate 16 of the former D&W stores and the commissary. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)		**March 27, 2006**
Current assets	$	5,035
Goodwill		67,914
Favorable leases		1,365
Other intangible assets		1,211
Property and equipment, net		21,280
Total assets acquired		96,805
Current liabilities		2,744
Capital lease obligations, less current portion		21,377
Exit cost reserves, less current portion		17,488
Unfavorable leases		7,274
Total liabilities assumed		48,883
Net assets acquired	$	47,922

Goodwill of $45.0 million and $22.9 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $67.9 million is expected to be deductible for tax purposes.

Additionally, $1.1 million in costs directly related to the acquisition have been included in goodwill.

Amortizable intangible assets acquired consisted of favorable leases and amounted to $1.4 million. The weighted average amortization period is 7.4 years. Other intangible assets acquired include $1.2 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

Unaudited Pro Forma Condensed Combined Financial Information

The following tables provide unaudited pro forma condensed combined financial information for Spartan Stores after giving effect to the acquisition described above and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. This information is based on adjustments to the historical consolidated financial statements of Spartan Stores and D&W using the purchase method of accounting for business combinations. The pro forma adjustments do not include any of the cost savings and other synergies anticipated to result from the acquisition. These pro forma results are based on assumptions considered appropriate by management and include all material adjustments as considered necessary. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results that would have actually been reported as of the date or for the year presented had the acquisition taken place on such date or at the beginning of the year indicated, or to project Spartan Stores' financial position or results of operations which may be reported in the future.

The following unaudited pro forma condensed combined balance sheet as of March 25, 2006 is based upon the historical consolidated financial statements of Spartan Stores and D&W as of that period. The following unaudited pro forma condensed combined statement of earnings for the year ended March 25, 2006 is based upon the historical consolidated financial statements of Spartan Stores and D&W for that period. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical financial statements of Spartan Stores included in this report and the audited historical financial statements of D&W found in Exhibit 99 of our fiscal 2006 Annual Report on Form 10-K.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)

	March 25, 2006			
ASSETS	**Spartan Stores, Inc.**[1]	**D&W**[2]	**Pro Forma Adjustments**[3]	**Pro Forma Combined**
Current assets				
Cash and cash equivalents	$ 7,655	$ 2,225	$ (2,221) (a)	$ 7,659
Accounts receivable, net	45,280	3,730	(4,212) (a) (b)	44,798
Inventories	95,892	7,984	(3,459) (a) (c)	100,417
Other current assets	18,868	425	1,437 (a) (d) (f)	20,730
Total current assets	167,695	14,364	(8,455)	173,604
Other assets				
Goodwill, net	72,555	852	68,064 (a) (g)	141,471
Other, net	23,169	751	(419) (a) (d) (e) (f)	23,501
Total other assets	95,724	1,603	67,645	164,972
Property and equipment				
Land, buildings and improvements	134,364	35,160	(18,856) (a) (h)	150,668
Equipment	216,082	62,216	(57,240) (a) (h)	221,058
Total property and equipment	350,446	97,376	(76,096)	371,726
Less accumulated depreciation and amortization	235,268	75,691	(75,691) (a) (h)	235,268
Net property and equipment	115,178	21,685	(405)	136,458
Total assets	$ 378,597	$ 37,652	$ 58,785	$ 475,034
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$ 90,992	$ 15,072	$ (15,042) (a) (b) (j)	$ 91,022
Accrued payroll and benefits	29,423	2,887	(2,548) (a) (j)	29,762
Other accrued expenses	24,869	5,129	(2,548) (a) (i)	27,450
Current maturities of long-term debt and capital lease obligations	1,675	10,464	(9,803) (k)	2,336
Total current liabilities	146,959	33,552	(29,941)	150,570
Other long-term liabilities	22,206	5,122	19,641 (a) (e) (i)	46,969
Long-term debt and capital lease obligations	64,015	18,170	49,893 (k)	132,078
Shareholders' equity				
Common stock	123,256	5	(5) (l)	123,256
Other	(3,149)	186	(186) (l)	(3,149)
Retained earnings (accumulated deficit)	25,310	(19,383)	19,383 (l)	25,310
Total shareholders' equity (deficiency)	145,417	(19,192)	19,192	145,417
Total liabilities and shareholders' equity	$ 378,597	$ 37,652	$ 58,785	$ 475,034

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Earnings

(In thousands, except per share amounts)

	Year Ended March 25, 2006			
	Spartan Stores, Inc.[4]	D&W[5]	Pro Forma Adjustments[6]	Pro Forma Combined
Net sales	$ 2,039,926	$ 244,773	$ (40,865) (m) (n)	$ 2,243,834
Cost of goods sold	1,657,742	172,581	(39,899) (m) (n) (r)	1,790,424
Gross margin	382,184	72,192	(966)	453,410
Operating expenses				
Selling, general and administrative	344,095	72,371	(12,786) (m) (o) (p) (r)	403,680
Provision for asset impairments and exit costs	1,057	-	-	1,057
Total operating expenses	345,152	72,371	(12,786)	404,737
Operating earnings (loss)	37,032	(179)	11,820	48,673
Other income and expenses				
Interest expense	7,669	3,579	2,009 (q)	13,257
Other, net	(1,306)	(204)	204 (m)	(1,306)
Other income and expenses, net	6,363	3,375	2,213	11,951
Earnings (loss) before income taxes and discontinued operations	30,669	(3,554)	9,607	36,722
Income taxes	10,307	-	3,732 (s) (t)	14,039
Earnings (loss) from continuing operations	$ 20,362	$ (3,554)	$ 5,875	$ 22,683
Basic earnings per share from continuing operations:	$ 0.98			$ 1.09
Diluted earnings per share from continuing operations:	$ 0.96			$ 1.07
Weighted average shares outstanding:				
Basic	20,796			20,796
Diluted	21,174			21,174

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Represents the historical audited balance sheet of Spartan Stores as of March 25, 2006.
2. Represents the historical audited balance sheet of D&W as of December 25, 2005.
3. Represents the pro forma adjustments required to account for the acquisition as a purchase as of March 25, 2006, including the following:
   (a) To eliminate D&W assets and liabilities not acquired or assumed.
   (b) To eliminate receivable and payable between Spartan Stores and D&W.
   (c) To record inventories at fair market value, including the elimination of the LIFO reserve.
   (d) To record deferred taxes on assets acquired and liabilities assumed.
   (e) To record favorable and unfavorable leases assumed.
   (f) To adjust other assets acquired to fair value.
   (g) To record goodwill in connection with the acquisition including legal and professional fees directly related to the acquisition.
   (h) To adjust property and equipment acquired to fair value and eliminate historical accumulated depreciation.
   (i) To record exit costs related to acquired closed store locations and estimated future restructurings.
   (j) To record other liabilities assumed.
   (k) To reflect the financing transactions related to the acquisition. Such financing was presented assuming borrowings under Spartan Stores' revolving credit facility.
   (l) To eliminate D&W's historical shareholders' equity.
4. Represents the historical audited statement of earnings of Spartan Stores for the year ended March 25, 2006.
5. Represents the historical audited statement of operations of D&W for the year ended December 25, 2005. Certain reclassifications have been made to the historical Statement of Operations of D&W to conform to the classifications used by Spartan Stores.
6. Represents the pro forma adjustments required to account for the acquisition as a purchase as of March 27, 2005, including the following:
   (m) To eliminate certain business operations of D&W not acquired.
   (n) To eliminate sales and purchases transactions between Spartan Stores and D&W.
   (o) To adjust rent expense for changes resulting from the fair valuation of leases assumed.
   (p) To adjust depreciation expense for changes resulting from the fair valuation of property and equipment acquired.
   (q) To record interest expense associated with borrowings incurred in connection with the acquisition and to eliminate interest expense related to D&W debt not assumed.
   (r) To record incremental gross profit and selling, general and administrative expenses to the Distribution segment due to increased volume resulting from the acquisition.
   (s) To record provision for federal income taxes as a "C" corporation based on D&W's historical results as D&W was a Subchapter S corporation.
   (t) To record provision for federal income taxes on the pro forma adjustments.

In the first quarter of fiscal 2007, Spartan Stores incurred approximately $1.1 million, $0.7 million after-tax, in start-up costs related to training, remerchandising and rebranding the stores. These charges are included in "Selling, general and administrative expenses".

Other Acquisitions

During the third quarter of fiscal 2007, Spartan Stores acquired certain equipment at five closed grocery stores from Carter's, Inc. in a Chapter 7 federal bankruptcy liquidation proceeding. Store lease obligations were assumed for two of the store locations. The stores will remain closed. The acquisition was made to increase market share of existing retail stores. Spartan Stores also acquired certain operating assets and assumed certain liabilities of a subsidiary of PrairieStone Pharmacy, LLC that were used in the operations of in-store pharmacies in 12 of Spartan Stores' retail supermarkets. The acquisition was made to allow us to better coordinate in-store operations and improve our overall customer service at these locations. For the two acquisitions, Spartan Stores paid a cash purchase price of $5.4 million. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities. The estimated fair value of assets acquired consisted of $1.6 million for inventory, $0.9 million for equipment, $2.9 million for customer lists and $1.1 million for goodwill and liabilities assumed consisted of $0.3 million for capital lease obligations, $0.6 million for closed store lease obligations and $0.2 million for accrued expenses. Goodwill of $1.0 million and $0.1 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $1.1 million is expected to be deductible for tax purposes. Additionally, $0.2 million in costs directly related to the acquisitions have been included in goodwill.

On March 19, 2007, we entered into an asset purchase agreement to acquire certain assets and assumed certain liabilities related to 20 retail grocery stores, two fuel centers and three convenience stores from G&R Felpausch Company ("Felpausch"), a privately-held retail grocery operator and current customer of the Distribution segment. The retail supermarkets include the operations of nine in-store pharmacies. The purchase price is expected to be $38.5 million plus up to $14.0 million for inventory. The transaction is expected to close in June 2007.

Note 3
Goodwill and Other Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

Changes in the carrying amount of goodwill were as follows:

(In thousands)

	Retail	Distribution	Total
Balance at March 27, 2005	$ 41,969	$ 30,346	$ 72,315
Other	240	-	240
Balance at March 25, 2006	42,209	30,346	72,555
D&W acquisition (Note 2)	45,772	23,224	68,996
Carter's, Inc. and PrairieStone Pharmacy, LLC acquisitions (Note 2)	1,125	137	1,262
Other	75	-	75
Balance at March 31, 2007	$ 89,181	$ 53,707	$142,888

The following table reflects the components of amortized intangible assets, included in "Other, net" on the Consolidated Balance Sheets:

(In thousands)

	March 31, 2007		March 25, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 3,234	$ 2,096	$ 3,206	$ 1,811
Favorable leases	4,025	1,655	2,660	1,360
Customer lists	3,293	239	405	53
Franchise fees and other	1,201	347	1,071	243
Total	$ 11,753	$ 4,337	$ 7,342	$ 3,467

The weighted average amortization period of non-compete agreements, favorable leases, customer lists, franchise fees and other, and intangible assets in total is 8.9 years, 10.4 years, 7.5 years, 11.0 years and 8.9 years, respectively. Amortization expense for intangible assets was $0.9 million, $0.7 million and $0.7 million for fiscal years 2007, 2006 and 2005, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	Amortization Expense
2008	$ 1,240
2009	1,099
2010	972
2011	933
2012	808

Note 4
Discontinued Operations

Spartan Stores' former convenience distribution operations, insurance operations and certain of its retail, grocery distribution and real estate operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the consolidated financial statements for all periods presented, unless otherwise noted.

Discontinued operations had no sales during fiscal years 2007, 2006 and 2005. The operating losses in discontinued operations for fiscal years 2007, 2006 and 2005 of $0.7 million, $3.8 million and $2.6 million were partially offset by income tax benefits of $0.3 million, $1.6 million and $1.6 million for fiscal 2007, 2006 and 2005, respectively. Spartan Stores continually monitors specific market conditions for its discontinued operations real estate. During fiscal 2006 and fiscal 2005 Spartan Stores recorded an additional liability of $2.2 million and $1.4 million, respectively, for changes in its estimated sublease income due to revised estimates of such offsets to its closed store lease liabilities.

Total assets of discontinued operations were $4.4 million at March 31, 2007 and $6.1 million at March 25, 2006. Total liabilities of discontinued operations decreased from $12.8 million at March 25, 2006 to $9.1 million at March 31, 2007.

Spartan Stores anticipates that it will be subject to a partial withdrawal liability from a multi-employer pension plan related to the 2003 closures of certain of its discontinued Food Town stores when a final determination is made based on the June 30, 2006 financial condition of the plan. Previous estimates provided by the trustees of the multi-employer pension plan indicate that there is an underfunded liability which we believe to have resulted from a change in actuarial assumptions, investment performance, other employers' withdrawals, or a combination of these factors, occurring subsequent to the closure of these stores. Spartan Stores intends to challenge such a determination prior to settling the partial withdrawal liability if, and when, assessed after actuarial work is complete for the June 30, 2006 date. At this time, Spartan Stores does not know when the June 30, 2006 actuarial work will be completed. Spartan Stores has estimated its liability based on available preliminary information and recorded an after-tax charge of approximately $1.1 million in Discontinued Operations in the third quarter of fiscal 2006.

Note 5
Asset Impairments and Exit Costs

The Retail segment recognized charges of $0.4 million for asset impairment costs and $4.1 million for lease and related ancillary costs in the first quarter of fiscal 2007 related to the closure of two *Family Fare Supermarkets* stores and moving the central bakery operation into individual retail stores. Neither of the closed stores was acquired in the acquisition of D&W. The restructuring was based on Spartan Stores' comprehensive review of retail grocery store capacity in its markets following the completion of the acquisition of 16 D&W supermarkets on March 27, 2006, its desire to move the production of bakery products closer to the consumer, and the economics of its central bakery operation. In fiscal 2006, the Retail segment recognized charges of $0.7 million for asset impairment and store and office facility exit costs, which include the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease recoveries, as well as severance benefits.

The following table provides the activity of exit costs for our Retail segment for fiscal years 2007, 2006 and 2005. Exit costs recorded in the Consolidated Balance Sheets are included in "Current portion of exit costs" in Current liabilities and "Exit costs" in Long-term liabilities based on when the obligations are expected to be paid.

(In thousands)

	Lease and Ancillary Costs
Balance at March 28, 2004	$ 18,338
Provision for lease and related ancillary costs, net of estimated sublease recoveries	1,400 (a)
Provision for pension withdrawal liability	1,700 (b)
Payments, net of interest accretion	(5,918)
Balance at March 26, 2005	15,520
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719 (c)
Provision for pension withdrawal liability	1,654 (b)
Payments, net of interest accretion	(4,576)
Balance at March 25, 2006	15,317
Exit costs assumed in acquisition of D&W (see Note 2)	19,231
Exit costs assumed in Carter's acquisition (see Note 2)	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	$ 32,703

(a) Recorded in discontinued operations.

(b) Represents pension withdrawal liabilities from multi-employer pension plans affiliated with the former discontinued Food Town supermarkets. The $1.7 million charge in fiscal 2005 is being paid over seven years. The $1.7 million charge in fiscal 2006 is discussed in Note 4. Both charges were recorded in discontinued operations.

(c) Includes $2.2 million of charges recorded in discontinued operations.

Note 6
Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 31, 2007	March 25, 2006
Senior secured revolving credit facility, due December 2012	$ 78,182	$ 55,538
Notes payable, 8.00%, due May 2008, monthly principal payments of variable amounts	3,272	3,835
Capital lease obligations (Note 8)	26,354	5,154
Other, 7.00% - 9.25%, due 2009 - 2021	1,027	1,163
	108,835	65,690
Less current portion	2,494	1,675
Total long-term debt	$ 106,341	$ 64,015

Effective April 5, 2007, Spartan Stores amended its existing senior secured revolving credit facility. The amendment extended the senior secured revolving credit facility ("credit facility") maturity by two years to December 2012 rather than December 2010. In addition, a $15.0 million Term B loan is included as part of the total $225.0 million credit facility, which may be drawn upon at Spartan's option through October 1, 2007, and thereafter by agreement with the lenders as set forth in the credit agreement. As of March 31, 2007 no amounts were outstanding under the Term B loan. Also at Spartan Stores' option, the maximum amount under the credit facility may be increased up to $275.0 million through the addition of new lenders. Interest rates under the amended agreement may be up to 50 basis points lower for London InterBank Offered Rate ("LIBOR") borrowings depending on levels of excess availability under the agreement. The credit facility is secured by substantially all of Spartan Stores' assets.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include the maintenance of minimum EBITDA, a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants will not be effective as long as Spartan Stores maintains minimum excess availability levels of $25.0 million. Spartan Stores had available borrowings of $86.7 million at March 31, 2007 and maximum availability of $96.7 million. Payment of dividends and repurchases of outstanding shares are permitted up to a total of $15.0 million per year, provided that excess availability of $20.0 million is maintained. The credit facility provides for the issuance of letters of credit of which $10.0 million were outstanding and unused as of March 31, 2007. Borrowings under the revolving credit portion of the facility bear interest at LIBOR plus 1.25% or the prime rate (weighted average interest rate of 6.75% at March 31, 2007), and borrowings under the Term B loan bear interest at LIBOR plus 2.50%.

The weighted average interest rates including loan fee amortization for fiscal 2007, 2006 and fiscal 2005 were 9.73%, 8.65% and 8.16%, respectively.

At March 31, 2007, long-term debt was due as follows:

(In thousands)

Fiscal Year	
2008	$ 2,494
2009	4,847
2010	1,858
2011	1,928
2012	2,057
Thereafter	95,651
	$ 108,835

Note 7
Commitments and Contingencies

Spartan Stores subleases property at certain locations and received rental income of $1.4 million in fiscal 2007. In the event of the customer's default, Spartan would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 8.

Unions represent approximately 17% of our associates. Contracts covering approximately 450 retail associates expire between March 2008 and June 2009. A contract covering 170 distribution center and transportation associates expires in April 2010.

Contracts covering an additional 600 distribution center and transportation associates expire in October 2011.

Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Note 8

Leases

Most of the Company's retail stores are operated in leased facilities. The Company also leases certain warehouse facilities, its tractor and trailer fleet and certain other equipment. Most of the property leases contain renewal options of varying terms. Terms of certain leases contain provisions requiring payment of percentage rent based on sales and payment of executory costs such as property taxes, utilities, insurance and maintenance. Terms of certain leases of transportation equipment contain provisions requiring payment of percentage rent based upon miles driven. Portions of certain property are subleased to others.

Rental expense, net of sublease income, under operating leases consisted of the following:

(In thousands)

	2007	2006	2005
Minimum rentals	$ 27,622	$ 24,487	$ 24,642
Contingent payments	962	780	1,109
Sublease income	(1,408)	(1,335)	(1,830)
	$ 27,176	$ 23,932	$ 23,921

Total future lease commitments of Spartan Stores under capital leases in effect at March 31, 2007 are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2008	$ 3,770	$ 367	$ 4,137
2009	3,826	-	3,826
2010	3,833	-	3,833
2011	3,732	-	3,732
2012	3,676	-	3,676
Thereafter	24,294	-	24,294
Total	43,131	367	43,498
Interest	(17,125)	(19)	(17,144)
Present value of minimum lease obligations	26,006	348	26,354
Current portion	1,460	348	1,808
Long-term obligations at March 31, 2007	$ 24,546	$ -	$ 24,546

Amortization expense for property under capital leases was $1.7 million, $0.5 million and $0.5 million in fiscal years 2007, 2006 and 2005, respectively.

Assets held under capital leases consisted of the following:

(In thousands)

	March 31, 2007	March 25, 2006
Buildings and improvements	$ 20,299	$ 6,132
Equipment	889	379
	21,188	6,511
Less accumulated depreciation	4,098	2,701
Net property	$ 17,090	$ 3,810

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. A majority of our leases provide for minimum and contingent rentals based upon stipulated sales volumes and contain renewal options. Certain of our leases contain escalation clauses.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

	March 31, 2007	March 25, 2006
Land and improvements	$ 1,644	$ 2,480
Buildings	5,527	4,686
	7,171	7,166
Less accumulated depreciation	3,010	2,800
Net property	$ 4,161	$ 4,366

Total future lease commitments of Spartan Stores under operating leases in effect at March 31, 2007 are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2008	$ 24,651	$ 914	$ 25,565
2009	22,328	869	23,197
2010	19,534	778	20,312
2011	16,619	612	17,231
2012	11,837	528	12,365
Therafter	40,112	1,124	41,236
Total	$ 135,081	$ 4,825	$ 139,906

Future minimum rentals to be received under operating leases in effect at March 31, 2007 are as follows:

(In thousands)

FiscalYear	Owned Property	Leased Property	Total
2008	$ 1,067	$ 1,514	$ 2,581
2009	258	1,168	1,426
2010	-	1,075	1,075
2011	-	874	874
2012	-	586	586
Thereafter	-	1,250	1,250
Total	$ 1,325	$ 6,467	$ 7,792

Note 9

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits and salary reduction defined contribution plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits are also added at Spartan Stores' discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements are met. At Spartan Stores' discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. At March 25, 2006, Company Plan assets included shares of Spartan Stores common stock valued at $2.4 million. At March 31, 2007, no shares of Spartan Stores common stock were held by the Company Plan.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits.

Matching contributions made by Spartan Stores to salary reduction defined contribution plans totaled $2.2 million, $2.0 million and $2.0 million in fiscal years 2007, 2006 and 2005, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $6.8 million in fiscal 2007, $6.5 million in fiscal 2006 and $6.5 million in fiscal 2005.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

Effective March 31, 2007, Spartan Stores adopted the recognition and disclosure provisions of SFAS No. 158 which required the Company to recognize the funded status of its pension plan and other postretirement benefits in the March 31, 2007 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

The incremental effect of adopting the provisions of SFAS No. 158 on the year-end Consolidated Balance Sheet is presented in the following table. SFAS No. 158 has no effect on the Consolidated Statements of Earnings.

(In thousands)

	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at March 31, 2007
Pension Benefits			
Current liabilities	$ (2,258)	$ 2,258	$ -
Noncurrent liabilities	134	(1,524)	(1,390)
Accumulated other comprehensive income	-	(734)	(734)
SERP Benefits			
Current liabilities	-	(61)	(61)
Noncurrent liabilities	(349)	3	(346)
Accumulated other comprehensive income	187	58	245
Postretirement Benefits			
Current liabilities	-	(346)	(346)
Noncurrent liabilities	(4,274)	(17)	(4,291)
Accumulated other comprehensive income	-	363	363

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 of each year.

(In thousands, except percentages)	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 31, 2007	March 25, 2006	March 31, 2007	March 25, 2006	March 31, 2007	March 25, 2006
Change in benefit obligation						
Benefit obligation at beginning of year	$ 46,944	$ 43,807	$ 670	$ 578	$ 7,609	$ 6,821
Service cost	3,084	3,011	45	16	224	214
Interest cost	2,438	2,307	35	31	409	383
Actuarial (gain) loss	1,085	1,763	(33)	135	(488)	518
Benefits paid	(3,623)	(3,944)	(74)	(90)	(621)	(327)
Benefit obligation at measurement date	$ 49,928	$ 46,944	$ 643	$ 670	$ 7,133	$ 7,609
Change in plan assets						
Plan assets at fair value at beginning of year	$ 42,164	$ 39,548	$ -	$ -	$ -	$ -
Actual return on plan assets	6,047	3,777	-	-	-	-
Company contributions	3,470	2,783	74	90	621	327
Benefits paid	(3,623)	(3,944)	(74)	(90)	(621)	(327)
Plan assets at fair value at measurement date	$ 48,058	$ 42,164	$ -	$ -	$ -	$ -
Funded status	$ (1,870)	$ (4,780)	$ (643)	$ (670)	$ (7,133)	$ (7,609)
Unrecognized net gain	-	8,147	-	453	-	1,889
Unrecognized prior service cost	-	(7,902)	-	(16)	-	(840)
Contributions during fourth quarter	741	463	17	15	-	-
Net amount recognized in financial position	(1,129)	(4,072)	(626)	(218)	(7,133)	(6,560)
Components of net amount recognized in financial position:						
Noncurrent assets	-	-	-	-	-	-
Current liabilities	-	(2,965)	(61)	-	(346)	-
Noncurrent liabilities	(1,129)	(1,107)	(565)	(642)	(6,787)	(6,560)
	$ (1,129)	$ (4,072)	$ (626)	$ (642)	$ (7,133)	$ (6,560)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial loss (gain)	$ 6,082	$ -	$ 392	$ 453	$ 1,334	$ -
Prior service cost (credit)	(7,212)	-	(15)	(16)	(776)	-
Future pay increases	-	-	-	(13)	-	-
Net transition obligation	-	-	-	-	-	-
	$ (1,130)	$ -	$ 377	$ 424	$ 558	$ -
Weighted average assumptions at measurement date						
Discount rate	5.75%	5.50%	5.75%	5.50%	5.75%	5.50%
Expected return on plan assets	8.50%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	N/A	N/A

Under SFAS No. 158, the benefit obligation for pension plans is measured as the projected benefit obligation; the benefit obligation for post-retirement benefit plans is measured as the accumulated benefit obligation. The accumulated benefit obligation for both of the defined benefit plans was $49.5 million and $46.9 million at December 31, 2006 and 2005, respectively.

Components of net periodic benefit cost

(In thousands)	Pension Benefits			SERP		
	March 31, 2007	March 25, 2006	March 26, 2005	March 31, 2007	March 25, 2006	March 26, 2005
Service cost	$ 3,084	$ 3,011	$ 3,438	$ 45	$ 16	$ 20
Interest cost	2,438	2,307	2,605	35	31	33
Expected return on plan assets	(3,207)	(2,892)	(3,438)	-	-	-
Amortization of net transition obligation	-	5	5	-	-	-
Amortization of prior service cost	(690)	(690)	(691)	(1)	(1)	(1)
Amortization of unrecognized net loss	310	295	139	27	17	16
Net periodic benefit cost	$ 1,935	$ 2,036	$ 2,058	$ 106	$ 63	$ 68

	Post-Retirement Benefits		
	March 31, 2007	March 25, 2006	March 26, 2005
Service cost	$ 224	$ 214	$ 227
Interest cost	409	383	389
Amortization of prior service cost	(63)	(63)	(64)
Amortization of unrecognized net loss	66	43	38
Net periodic benefit cost	$ 636	$ 577	$ 590

The net actuarial loss, prior service cost and transition obligation included in "Accumulated Other Comprehensive Income" and expected to be recognized in net periodic benefit cost during fiscal year 2008 are as follows:

(In thousands)

	Pension Benefits	SERP Benefits	Postretirement Benefits
Net actuarial loss	$ 290	$ 27	$ 39
Prior service credit	(690)	(1)	(64)
	$ (400)	$ 26	$ (25)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

Spartan Stores has assumed an average long-term expected return on pension plan assets of 8.50% as of March 31, 2007. The expected return assumption was modeled by third-party investment portfolio managers, based on asset allocations and the expected return and risk components of the various asset classes in the portfolio. The expected return was developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market. This overall return assumption is believed to be reasonable over a longer-term period that is consistent with the liabilities.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.50% (decreasing .50% per year to 5.00%) for fiscal 2007, 11.00% (decreasing .50% per year to 5.00%) for fiscal 2006 and 5.00% for fiscal 2005. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.98% and the periodic postretirement benefit cost by 0.66%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.90% and periodic postretirement benefit cost by 0.60%.

Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets.

The following table summarizes actual allocations as of December 31, 2006 and December 31, 2005:

	Plan Assets		
	Target Range	December 31, 2006	December 31, 2005
Asset Category			
Equity securities	60.0 - 75.0%	67.4%	69.6%
Fixed income	25.0 - 40.0	32.6	30.4
Total	100.0%	100.0%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions and (3) control costs of administering the plan and managing the investments.

Spartan Stores expects to contribute approximately $2.5 million to its defined benefit plans in fiscal 2008 to meet the minimum funding requirements.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

(In thousands)

	Pension Benefits and SERP Benefits	Other Benefits
2008	$ 3,701	$ 346
2009	3,244	342
2010	3,604	357
2011	3,774	367
2012	4,193	381
2013 to 2017	25,813	2,006

Note 10

Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)

	March 31, 2007	March 25, 2006	March 26, 2005
Currently payable (refundable)	$ 281	$ (136)	$ (84)
Deferred	13,467	10,443	8,766
	$ 13,748	$ 10,307	$ 8,682

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2007	2006	2005
Statutory income tax rate	35.0%	35.0%	35.0%
Tax credits	(0.3)	(0.3)	(0.2)
Tax reserve adjustment	-	(0.4)	(4.6)
Other	0.3	(0.7)	0.2
Effective income tax rate	35.0%	33.6%	30.4%

Companies are regularly audited by federal and state tax authorities, which may result in proposed assessments and adjustments. During the fourth quarter of fiscal 2005, the Internal Revenue Service concluded its audit of the fiscal tax returns for 2001 through 2003. As a result of the audit, Spartan Stores released $2.0 million in tax reserves that are no longer required with respect to these years, of which $1.3 million and $0.7 million, respectively, is reflected in "Income taxes" and "Loss from discontinued operations, net of taxes", on the Consolidated Statements of Earnings for fiscal 2005.

Deferred tax assets and liabilities resulting from temporary differences as of March 31, 2007 and March 25, 2006 are as follows:

(In thousands)

	2007	2006
Deferred tax assets:		
Employee benefits	$ 8,263	$ 8,058
Accounts receivable	1,072	911
Goodwill	-	1,609
Net operating loss carryforward	2,898	9,755
Asset impairments and exit costs	4,167	5,209
State taxes	1,083	1,201
All other	3,441	2,114
Total deferred tax assets	20,924	28,857
Deferred tax liabilities:		
Depreciation	10,244	10,187
Inventory	2,403	2,079
Goodwill	2,550	-
All other	1,136	729
Total deferred tax liabilities	16,333	12,995
Net deferred tax asset	$ 4,591	$ 15,862

At March 31, 2007, Spartan Stores has a Federal net operating loss carryforward of $8.3 million, which expires in fiscal year 2024.

Note 11

Stock-Based Compensation

Spartan Stores has two shareholder-approved stock incentive plans covering 3,200,000 shares of Spartan Stores' common stock, the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "2001 Plan") and the Spartan Stores, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"). The plans provide for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, and other stock-based awards to directors, officers and other key associates. As of March 31, 2007, 127,533 shares remained unissued under the 2001 Plan, and 1,139,000 shares remained unissued under the 2005 Plan.

Prior to March 26, 2006, Spartan Stores accounted for the plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by SFAS No. 123. No stock-based compensation cost was reflected in the Consolidated Statements of Earnings for stock options as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of restricted stock was determined based on the average of the highest and lowest sales prices of Spartan Stores' common stock on the date of grant, and deferred stock-based compensation, representing the fair value of the stock at the measurement date of the award, was amortized to compensation expense over the vesting period.

Effective March 26, 2006, Spartan Stores adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective transition method. Under that transition method, compensation cost recognized in fiscal 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of March 26, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to March 26, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Upon adoption of SFAS No. 123(R), Spartan Stores elected to begin recognizing compensation expense using the straight-line amortization method for share-based awards granted on or after March 26, 2006, consistent with restricted stock awards granted prior to adoption. In accordance with the provisions of SFAS No. 123(R), results for prior periods have not been restated.

For share-based awards granted prior to adoption of SFAS No. 123(R), compensation expense was recognized over the stated vesting period, without regard for terms that accelerate vesting upon retirement. Upon adoption of SFAS No. 123(R), compensation expense will continue to be recognized under this method for awards granted prior to adoption. However, for awards granted on or after March 26, 2006, compensation expense will be recognized over the shorter of the vesting period or the period from the date of grant through the date the employee first becomes eligible to retire.

As a result of adopting SFAS No. 123(R) on March 26, 2006, fiscal 2007 Earnings before income taxes are $0.5 million lower and Earnings from continuing operations and Net earnings are $0.3 million lower than if Spartan Stores had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for fiscal 2007 would have been $1.22 and $1.19, respectively, had Spartan Stores not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $1.20 and $1.18, respectively.

The following table illustrates the effect on net earnings and earnings per share as if share-based compensation expense for fiscal 2006 and fiscal 2005 had been determined based on the fair value recognition provisions of SFAS No. 123(R):

(In thousands, except per share data)

	2006	2005
Net earnings, as reported	$ 18,172	$ 18,826
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(328)	(307)
Pro forma net earnings	$ 17,844	$ 18,519
Basic earnings per share – as reported	$ 0.87	$ 0.92
Basic earnings per share – pro forma	0.86	0.91
Diluted earnings per share – as reported	$ 0.86	$ 0.91
Diluted earnings per share – pro forma	0.84	0.89

Stock option awards are generally granted with an exercise price equal to the market value of Spartan Stores common stock at the date of grant, vest and become exercisable in 25 percent increments over a four-year service period and have a maximum contractual term of 10 years. Upon a "Change in Control", as defined by the Plan, all outstanding options vest immediately. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Prior to adoption of SFAS No. 123(R), under the provisions of SFAS No. 123, expected volatility was determined based upon historical volatility of Spartan Stores common stock and the historical volatilities of guideline companies for the period of time that Spartan Stores was not publicly traded. The expected term of options granted was based upon expectations of future exercise behavior derived from vesting and contractual terms. Upon adoption of SFAS No. 123(R), and under the provisions of this statement, expected volatility was determined based upon a combination of historical volatility of Spartan Stores common stock and the expected volatilities of guideline companies that are comparable to Spartan Stores in most significant respects to reflect management's best estimate of Spartan Stores' future volatility over the option term. The expected term of options granted is determined using the "simplified method" as described in SEC Staff Accounting Bulletin No. 107 that uses the following formula: ((vesting term + original contract term)/2). The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, using U.S. constant maturities with remaining terms equal to the expected term. Expected dividend yield is based on historical dividend payments.

The following weighted average assumptions were used to estimate the fair value of stock options at the date of grant using the Black-Scholes option-pricing model:

	2007	2006	2005
Dividend yield	1.00% - 1.46%	0.00%	0.00%
Expected volatility	30.43% - 31.70%	57.73%	57.73%
Risk-free interest rate	4.58% - 5.11%	3.86%	3.89% - 4.41%
Expected life of option	6.25 years	7 years	7 years

The following table summarizes stock option activity for the three years ended March 31, 2007:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value (In thousands)
Options outstanding at March 27, 2004	1,430,340	$ 7.38		
Granted	121,278	3.26		
Exercised	(20,646)	3.33		
Cancelled	(190,212)	7.92		
Options outstanding at March 26, 2005	1,340,760	$ 6.99	7.29	$ 6,426
Granted	83,250	11.50		
Exercised	(341,455)	4.79		
Cancelled	(73,612)	8.15		
Options outstanding at March 25, 2006	1,008,943	$ 8.01	6.41	$ 5,323
Granted	187,845	13.95		
Exercised	(547,269)	8.30		
Cancelled	(40,122)	10.68		
Options outstanding at March 31, 2007	609,397	$ 9.44	6.87	$ 10,553
Options exercisable at March 26, 2005	669,779	$ 8.70	6.77	$ 2,311
Options exercisable at March 25, 2006	696,340	$ 8.98	5.85	$ 3,220
Options exercisable at March 31, 2007	265,832	$ 8.57	5.17	$ 4,833
Vested and expected to vest in the future at March 31, 2007	584,712	$ 9.30	6.78	$ 10,205

The weighted average grant-date fair value of stock options granted during fiscal years 2007, 2006 and 2005 was $4.85, $7.05 and $2.03, respectively. The total intrinsic value of stock options exercised during fiscal years 2007, 2006 and 2005 was $5.0 million, $2.3 million and $0.1 million, respectively. Cash received from option exercises was $3.2 million, $0.9 million and $0.1 million during fiscal years 2007, 2006 and 2005, respectively.

The following tables summarize information concerning options outstanding and options exercisable at March 31, 2007:

Options Outstanding			
Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price
$ 2.68 – 16.57	176,054	3.5 – 5.5	$ 11.16
1.75 – 5.65	126,181	5.6 – 6.7	2.44
3.25 – 11.50	124,442	7.1 – 8.1	7.47
13.69 – 19.81	182,720	9.1 – 9.6	13.95
$ 1.75 – 19.81	609,397	6.87	$ 9.44

Options Exercisable		
Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$ 2.68 – 16.57	176,054	$ 11.16
1.75 – 5.65	66,181	2.36
3.25 – 11.50	23,597	6.72
13.69 – 19.81	-	-
$ 1.75 – 19.81	265,832	$ 8.57

Spartan Stores awarded 268,677 shares, 252,173 shares and 248,253 shares of restricted stock during fiscal years 2007, 2006 and 2005, respectively. Shares awarded to employees vest in 20 percent increments over a five-year service period. Awards granted to directors prior to May 10, 2006 vest 100 percent after three years and awards granted on or after May 10, 2006 vest in one-third increments over a three-year service period. Awards are subject to certain transfer restrictions and forfeiture prior to vesting. All shares fully vest upon a "Change in Control" as defined by the Plan. Compensation expense, representing the fair value of the stock at the measurement date of the award, is recognized over the vesting period.

The following table summarizes restricted stock activity for the three years ended March 31, 2007:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding and nonvested at March 27, 2004	148,399	$ 2.97
Granted	248,253	3.26
Forfeited	(27,251)	2.85
Outstanding and nonvested at March 26, 2005	369,401	$ 3.18
Granted	252,173	11.50
Vested	(146,200)	2.80
Forfeited	(38,376)	6.32
Outstanding and nonvested at March 25, 2006	436,998	$ 7.83
Granted	268,677	13.96
Vested	(117,790)	6.92
Forfeited	(41,181)	10.09
Outstanding and nonvested at March 31, 2007	546,704	$ 10.86

The weighted average grant-date fair value of restricted shares granted during fiscal years 2007, 2006 and 2005 was $13.96, $11.50 and $3.26, respectively. The total fair value of shares vested during fiscal years 2007, 2006 and 2005 was $0.8 million, $0.4 million and $0, respectively.

Share-based compensation expense recognized and included in "Selling, general and administrative expenses" in the Consolidated Statements of Earnings and related tax benefits were as follows:

(In thousands)

	2007	2006	2005
Stock options	$ 493	$ -	$ -
Restricted stock	1,413	760	190
Tax benefits	(667)	(266)	(66)
	$ 1,239	$ 494	$ 124

As of March 31, 2007, total unrecognized compensation cost related to nonvested share-based awards granted under the stock incentive plans was $1.0 million for stock options and $4.8 million for restricted stock. The remaining compensation costs not yet recognized are expected to be recognized over a weighted average period of 2.4 years for stock options and approximately 3.6 years for restricted stock.

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, certain officers and key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 31, 2007, 181,408 shares remained unissued under the plan.

Spartan Stores had an associate stock purchase plan covering 700,000 shares of Spartan Stores common stock. The plan provided that associates of Spartan Stores and its subsidiaries may purchase shares at 85% of the fair market value. At March 31, 2007, 282,321 shares had been issued under the plan. The plan was terminated on April 1, 2005.

Note 12

Operating Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," ("SFAS 131") Spartan Stores' operating segments are identified by products sold and customer profile and include the Distribution and Retail segments.

The operations of the Insurance, Real Estate and Convenience Distribution segments and a portion of the Retail and Distribution segments are classified as discontinued operations. Residual real estate business operations are considered to be immaterial under the criteria in SFAS No. 131 and have not been separately classified. Those operations have been recorded in the Distribution segment. See Note 4 for further discussion.

Spartan Stores' Distribution segment supplies independent retail customers and its own retail stores with dry grocery, produce, dairy, meat, delicatessen, bakery, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. Sales to independent retail customers and inter-segment sales are recorded based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

The Retail segment operates supermarkets and deep-discount food and drug stores in Michigan and Ohio that typically offer dry grocery, produce, frozen, dairy, meat, beverages, floral, seafood, health and beauty care, delicatessen and bakery goods. Over two-thirds of the stores offer pharmacy services and ten fuel centers are currently in operation.

Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information by operating segment:

(In thousands)

	Distribution	Retail	Total
Year Ended March 31, 2007			
Net sales	$ 1,238,079	$ 1,132,349	$ 2,370,428
Depreciation and amortization	7,837	13,596	21,433
Operating earnings	31,205	20,222	51,427
Capital expenditures	6,284	22,081	28,365
Year Ended March 25, 2006			
Net sales	$ 1,155,880	$ 884,046	$ 2,039,926
Depreciation and amortization	8,281	11,741	20,022
Operating earnings	24,761	12,271	37,032
Capital expenditures	11,730	17,768	29,498
Year Ended March 26, 2005			
Net sales	$ 1,120,637	$ 922,550	$ 2,043,187
Depreciation and amortization	8,146	12,578	20,724
Operating earnings	24,528	12,969	37,497
Capital expenditures	6,377	18,977	25,354

	2007	2006	2005
Total assets			
Distribution	$ 193,442	$ 184,098	$ 191,086
Retail	289,671	188,443	187,301
Discontinued operations	4,386	6,056	6,070
Total	$ 487,499	$ 378,597	$ 384,457

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13

Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Stock sales prices are based on transactions reported on The NASDAQ Stock Market.

(In thousands, except per share data)

	Fiscal 2007				
	Full Year (53 weeks)	4th Quarter (13 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter 12 weeks)
Net sales	$ 2,370,428	$ 559,481	$ 723,547	$ 559,384	$ 528,016
Gross margin	467,170	114,468	137,227	111,975	103,500
Earnings from continuing operations before income taxes	39,323	11,499	9,260	14,533	4,031
Earnings from continuing operations	25,575	7,457	6,052	9,448	2,618
Discontinued operations, net of taxes	(415)	(214)	(158)	(114)	71
Net earnings	25,160	7,243	5,894	9,334	2,689
Earnings from continuing operations per share:					
Basic	$ 1.22	$ 0.35	$ 0.29	$ 0.46	$ 0.12
Diluted	1.20	0.35	0.28	0.45	0.12
Net earnings per share:					
Basic	$ 1.20	$ 0.34	$ 0.28	$ 0.45	$ 0.13
Diluted	1.18	0.34	0.27	0.44	0.12
Dividends paid	$ 4,302	$ 1,083	$ 2,154	$ -	$ 1,065
Common stock price – High	27.40	27.40	22.62	18.60	14.73
Common stock price – Low	12.17	19.98	15.61	12.17	12.43

	Fiscal 2006				
	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,039,926	$ 452,791	$ 642,274	$ 485,541	$ 459,320
Gross margin	382,184	87,087	115,744	93,546	85,807
Earnings from continuing operations before income taxes	30,669	8,784	7,121	10,483	4,281
Earnings from continuing operations	20,362	5,709	4,770	7,068	2,815
Discontinued operations, net of taxes	(2,190)	(399)	(1,413)	(215)	(163)
Net earnings	18,172	5,310	3,357	6,853	2,652
Earnings from continuing operations per share:					
Basic	$ 0.98	$ 0.27	$ 0.23	$ 0.34	$ 0.14
Diluted	0.96	0.27	0.22	0.33	0.13
Net earnings per share:					
Basic	$ 0.87	$ 0.25	$ 0.16	$ 0.33	$ 0.13
Diluted	0.86	0.25	0.16	0.32	0.12
Dividends paid	$ 1,050	$ 1,050	$ -	$ -	$ -
Common stock price – High	15.50	13.43	11.45	15.50	14.80
Common stock price – Low	8.42	10.46	8.42	9.68	9.82

Note 14

Subsequent Events

On May 30, 2007, Spartan Stores sold $110 million of 3.375%, convertible senior notes due 2027. Net proceeds, after deducting the initial purchasers' discount of 2.5% and estimated offering expenses of $0.7 million, of $106.5 million were used to pay down the senior secured revolving credit facility. Remaining proceeds will be used for working capital, capital expenditures and other general corporate purposes. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2007.

On June 15, 2007, the acquisition of Felpausch was completed for a total cash purchase price of $50.9 million (see Note 2 for additional discussion).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Spartan Stores, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Spartan Stores' internal controls were designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Spartan Stores; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Spartan Stores are being made only in accordance with authorizations of management and directors of Spartan Stores; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Spartan Stores' assets that could have a material effect on the financial statements.

Management of Spartan Stores conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control. There are inherent limitations in the effectiveness of any system of internal control over financial reporting. Based on the evaluation, management has concluded that Spartan Stores' internal control over financial reporting was effective as of March 31, 2007.

The registered public accounting firm that audited the financial statements included in this Annual Report has issued an attestation report on management's assessment of the Company's internal control over financial reporting.



Craig C. Sturken
Chairman, President and Chief Executive Officer
May 11, 2007



David M. Staples
Executive Vice President and Chief Financial Officer
May 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that Spartan Stores, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company and our report dated May 11, 2007, and May 30, 2007 and June 15, 2007 as to Note 14, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Grand Rapids, Michigan
May 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 31, 2007 and March 25, 2006, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 31, 2007 and March 25, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Grand Rapids, Michigan
May 11, 2007
May 30, 2007 and June 15, 2007 as to Note 14

corporate information

Transfer and Exchange Agent
LaSalle Bank N.A. Trust and Asset Management
135 South LaSalle Street
Chicago, Illinois 60603
312-904-2000

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street NW
Grand Rapids, Michigan 49504
616-336-7900

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503
616-752-2000

investor information

On May 15, 2007 there were approximately 616 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Global Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 31, 2007, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
PO Box 8700
Grand Rapids, Michigan 49518-8700
616-878-8319
www.spartanstores.com

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2007



$400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
Spartan Stores
NASDAQ Retail Trade
Russell 2000 Index

The graph to the left compares the cumulative total shareholder return on the Company's common stock to that of the Russell 2000 Index and the NASDAQ Retail Trade Index, over a period beginning on March 28, 2002 and ending on March 30, 2007. We believe the selected indices provide a more meaningful comparison than those used in the prior year.

Cumulative total shareholder return is measured by the sum of (1) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (2) the difference between the share price at the end and the beginning of the measurement period, divided by the share price at the beginning of the measurement period.

The dollar values for total shareholder return plotted in the graph above are shown in the table below:

	Spartan Stores	Russell 2000 Index	NASDAQ Retail Trade
March 30, 2007	358.0	168.1	169.0
March 24, 2006	169.6	156.3	164.8
March 24, 2005	141.5	126.1	146.7
March 26, 2004	59.8	116.1	123.7
March 28, 2003	31.1	73.9	82.4
March 28, 2002	100.0	100.0	100.0

In Spartan Stores' 2006 proxy statement, the Company's total return was compared to the S&P 500 Index and a peer group index comprised of the following companies: (1) Marsh Supermarkets, Inc.; (2) Nash-Finch Company; and (3) Supervalu, Inc. The peer group index includes Marsh Supermarkets, Inc. until it was delisted in September 2006. The dollar values for total shareholder return are shown in the table below:

	Spartan Stores	S&P 500	Peer Group
March 30, 2007	358.0	143.1	166.6
March 24, 2006	169.6	128.0	129.8
March 24, 2005	141.5	114.6	140.0
March 26, 2004	59.8	107.1	122.1
March 28, 2003	31.1	77.3	59.1
March 28, 2002	100.0	100.0	100.0



Spartan Stores

850 76th Street SW

PO Box 8700

Grand Rapids, Michigan 49518

www.spartanstores.com






END